INTERIM REPORT
For the three months ended
March 31, 2024

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
as at March 31, 2024 and December 31, 2023
(unaudited - US$ millions)

	Notes	March 31, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $240.1; December 31, 2023 – $197.7)	5	2,496.4	1,781.6
Insurance contract receivables		811.0	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $456.3; December 31, 2023 – $637.0)	5	7,801.6	7,165.6
Bonds (cost $36,213.2; December 31, 2023 – $36,511.9)	5	36,131.2	36,850.8
Preferred stocks (cost $892.7; December 31, 2023 – $898.3)	5	2,436.5	2,447.4
Common stocks (cost $6,469.6; December 31, 2023 – $6,577.2)	5	6,770.7	6,903.4
Investments in associates (fair value $7,831.0; December 31, 2023 – $7,553.2)	5, 6	6,833.6	6,607.6
Derivatives and other invested assets (cost $920.7; December 31, 2023 – $952.0)	5, 7	909.2	1,025.3
Assets pledged for derivative obligations (cost $115.4; December 31, 2023 – $137.7)	5	115.5	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,083.1; December 31, 2023 – $3,507.6)	5, 6	1,971.0	2,282.7
		62,969.3	63,422.1

Reinsurance contract assets held	9	10,808.6	10,887.7
Deferred income tax assets		294.0	301.1
Goodwill and intangible assets		6,352.7	6,376.3
Other assets		8,177.9	8,290.2
Total assets		91,909.9	91,985.1

Liabilities
Accounts payable and accrued liabilities		5,291.4	5,487.2
Derivative obligations	5, 7	372.7	444.9
Deferred income tax liabilities		1,267.7	1,250.3
Insurance contract payables		1,065.0	1,206.9
Insurance contract liabilities	8	45,918.1	46,171.4
Borrowings – holding company and insurance and reinsurance companies	11	8,410.4	7,824.5
Borrowings – non-insurance companies		1,941.1	1,899.0
Total liabilities		64,266.4	64,284.2

Equity	12
Common shareholders’ equity		21,585.5	21,615.0
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		22,921.0	22,950.5
Non-controlling interests		4,722.5	4,750.4
Total equity		27,643.5	27,700.9
		91,909.9	91,985.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2024 and 2023
(unaudited - US$ millions except per share amounts)

	Notes	2024	2023
Insurance
Insurance revenue	16	7,686.8	6,279.9
Insurance service expenses	17	(6,252.6)	(5,177.4)
Net insurance result		1,434.2	1,102.5
Cost of reinsurance		(1,599.7)	(1,120.0)
Recoveries of insurance service expenses	17	1,202.7	1,004.3
Net reinsurance result		(397.0)	(115.7)
Insurance service result	16	1,037.2	986.8
Other insurance operating expenses	16, 17	(245.8)	(246.1)
Net finance expense from insurance contracts	10	(270.2)	(225.8)
Net finance income from reinsurance contract assets held	10	104.2	62.4
		625.4	577.3
Investment income
Interest and dividends		589.8	382.3
Share of profit of associates	6	127.7	333.8
Net gains (losses) on investments	5	(58.5)	771.2
		659.0	1,487.3
Other revenue and expenses
Non-insurance revenue		1,514.2	1,558.4
Non-insurance expenses	17	(1,500.3)	(1,623.1)
Interest expense		(151.5)	(124.3)
Corporate and other expenses	17	(90.7)	(106.5)
		(228.3)	(295.5)
Earnings before income taxes		1,056.1	1,769.1
Provision for income taxes	14	(286.4)	(365.1)
Net earnings		769.7	1,404.0

Attributable to:
Shareholders of Fairfax		776.5	1,250.0
Non-controlling interests		(6.8)	154.0
		769.7	1,404.0

Net earnings per share		$33.26	$53.17
Net earnings per diluted share		$30.82	$49.38
Cash dividends paid per share		$15.00	$10.00
Shares outstanding (000) (weighted average)		22,974	23,282

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2024 and 2023
(unaudited – US$ millions)

	2024	2023

Net earnings	769.7	1,404.0

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(228.4)	60.6
Gains (losses) on hedge of net investment in Canadian subsidiaries	54.5	(2.4)
Gains (losses) on hedge of net investment in European operations	19.1	(14.3)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(22.7)	2.2
Other	1.0	(3.3)
	(176.5)	42.8
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	0.2	(4.8)
	(176.3)	38.0
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	14.2	(10.3)
Share of net gains (losses) on defined benefit plans of associates	(1.3)	0.3
Other	12.8	—
	25.7	(10.0)
Other comprehensive income (loss), net of income taxes	(150.6)	28.0

Comprehensive income	619.1	1,432.0

Attributable to:
Shareholders of Fairfax	650.3	1,264.9
Non-controlling interests	(31.2)	167.1
	619.1	1,432.0

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2024 and 2023
(unaudited - US$ millions)

	Common shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2024	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9
Net earnings (loss) for the period	—	—	—	776.5	—	776.5	—	776.5	(6.8)	769.7
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign subsidiaries	—	—	—	—	(201.8)	(201.8)	—	(201.8)	(26.6)	(228.4)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	54.5	54.5	—	54.5	—	54.5
Gains on hedge of net investment in European operations	—	—	—	—	19.1	19.1	—	19.1	—	19.1
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	—	—	—	—	(21.0)	(21.0)	—	(21.0)	(1.7)	(22.7)
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	0.2	0.2	—	0.2	—	0.2
Net gains (losses) on defined benefit plans	—	—	—	—	14.8	14.8	—	14.8	(0.6)	14.2
Share of net losses on defined benefit plans of associates	—	—	—	—	(0.9)	(0.9)	—	(0.9)	(0.4)	(1.3)
Other	—	—	—	—	8.9	8.9	—	8.9	4.9	13.8
Issuances for share-based payments	—	53.5	(49.5)	—	—	4.0	—	4.0	—	4.0
Purchases and amortization for share-based payments	—	(51.1)	34.0	—	—	(17.1)	—	(17.1)	—	(17.1)
Purchases for cancellation (note 12)	(59.6)	—	—	(200.7)	—	(260.3)	—	(260.3)	—	(260.3)
Common share dividends	—	—	—	(363.1)	—	(363.1)	—	(363.1)	(16.5)	(379.6)
Preferred share dividends	—	—	—	(12.4)	—	(12.4)	—	(12.4)	—	(12.4)
Net changes in capitalization	—	—	0.4	(35.3)	—	(34.9)	—	(34.9)	15.0	(19.9)
Other	—	—	—	—	4.0	4.0	—	4.0	4.8	8.8
Balance as of March 31, 2024	5,936.3	(904.3)	597.6	17,040.3	(1,084.4)	21,585.5	1,335.5	22,921.0	4,722.5	27,643.5

Balance as of January 1, 2023	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the period	—	—	—	1,250.0	—	1,250.0	—	1,250.0	154.0	1,404.0
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign subsidiaries	—	—	—	—	44.0	44.0	—	44.0	16.6	60.6
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(2.4)	(2.4)	—	(2.4)	—	(2.4)
Losses on hedge of net investment in European operations	—	—	—	—	(14.3)	(14.3)	—	(14.3)	—	(14.3)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	3.7	3.7	—	3.7	(1.5)	2.2
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	—	—	—	—	(4.9)	(4.9)	—	(4.9)	0.1	(4.8)
Net gains (losses) on defined benefit plans	—	—	—	—	(10.4)	(10.4)	—	(10.4)	0.1	(10.3)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	1.1	1.1	—	1.1	(0.8)	0.3
Other	—	—	—	—	(1.9)	(1.9)	—	(1.9)	(1.4)	(3.3)
Issuances for share-based payments	—	45.5	(44.8)	—	—	0.7	—	0.7	—	0.7
Purchases and amortization for share-based payments	—	(23.1)	37.9	—	—	14.8	—	14.8	—	14.8
Purchases for cancellation (note 12)	(38.8)	—	—	(61.2)	—	(100.0)	—	(100.0)	—	(100.0)
Common share dividends	—	—	—	(245.2)	—	(245.2)	—	(245.2)	(4.7)	(249.9)
Preferred share dividends	—	—	—	(12.1)	—	(12.1)	—	(12.1)	—	(12.1)
Net changes in capitalization	—	—	(35.7)	(14.2)	(4.6)	(54.5)	—	(54.5)	(44.2)	(98.7)
Other	—	—	—	(0.6)	15.5	14.9	—	14.9	8.1	23.0
Balance as of March 31, 2023	6,047.5	(868.9)	573.1	13,869.2	(957.1)	18,663.8	1,335.5	19,999.3	4,029.2	24,028.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2024 and 2023
(unaudited - US$ millions)

	Notes	2024	2023
Operating activities
Net earnings		769.7	1,404.0
Depreciation, amortization and impairment charges		157.5	186.4
Net bond discount amortization		(74.4)	(82.5)
Amortization of share-based payment awards		34.0	37.9
Share of profit of associates	6	(127.7)	(333.8)
Deferred income taxes	14	33.8	234.0
Net losses (gains) on investments	5	58.5	(771.2)
Net sales (purchases) of investments classified at FVTPL		688.0	(2,281.1)
Changes in operating assets and liabilities		57.6	481.3
Cash provided by (used in) operating activities		1,597.0	(1,125.0)

Investing activities
Sales of investments in associates	6	48.5	682.2
Purchases of investments in associates	6	(34.3)	(216.7)
Net purchases of premises and equipment and intangible assets		(81.1)	(153.8)
Net purchases of investment property		(12.1)	(10.2)
Purchases of subsidiaries, net of cash acquired		(18.0)	(23.4)
Cash provided by (used in) investing activities		(97.0)	278.1

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	11
Proceeds, net of issuance costs		1,188.3	—
Repayments		(537.2)	(2.1)
Net repayments on other revolving credit facilities		—	(10.0)
Borrowings - non-insurance companies:
Proceeds, net of issuance costs		8.1	63.2
Repayments		(10.1)	(8.8)
Net borrowings on revolving credit facilities and short term loans		77.8	23.7
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(15.2)	(14.9)
Principal payments on lease liabilities - non-insurance companies		(33.0)	(34.8)
Subordinate voting shares:	12
Purchases for treasury		(51.1)	(23.1)
Purchases for cancellation		(260.3)	(100.0)
Common share dividends		(363.1)	(245.2)
Preferred share dividends		(12.4)	(12.1)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		0.4	15.6
Purchases of non-controlling interests		(9.1)	(69.9)
Dividends paid to non-controlling interests		(16.5)	(4.7)
Cash used in financing activities		(33.4)	(423.1)
Increase (decrease) in cash and cash equivalents		1,466.6	(1,270.0)
Cash and cash equivalents – beginning of period	5	5,121.4	6,119.6
Foreign currency translation		(26.0)	9.1
Cash and cash equivalents – end of period	5	6,562.0	4,858.7

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2024 and 2023
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)
1.    Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.
2.    Basis of Presentation
These interim consolidated financial statements of the company for the three months ended March 31, 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS Accounting Standards have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 2, 2024.
3.    Summary of Material Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS Accounting Standards. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2024
On January 1, 2024 the company adopted the following amendments, which did not have a significant impact on the company's consolidated financial statements: Classification of Liabilities as Current or Non-current (Amendments to IAS 1), Non-current Liabilities with Covenants (Amendments to IAS 1), Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) and Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).
New accounting pronouncements issued but not yet effective
The following new standard has been issued by the IASB and is not yet effective for the fiscal year beginning January 1, 2024. The company does not expect to adopt the new standard in advance of its effective date.
IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024 the IASB issued IFRS 18 which replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to present specified categories and defined subtotals in the statement of earnings and to provide disclosures on management-defined performance measures in the notes to the financial statements, and also makes certain amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share. The standard is to be applied retrospectively, with specific transition provisions, for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted. The company is currently evaluating the expected impact of the standard on its consolidated financial statements.
4.    Critical Accounting Estimates and Judgments
In these interim consolidated financial statements management has made critical estimates and judgments in determining: (i) the measurement of insurance contracts and reinsurance contract assets held (notes 8 and 9 respectively); and (ii) the fair value of financial instruments classified as Level 3 in the fair value hierarchy (note 5), in a manner consistent with that described in the company's consolidated financial statements for the year ended December 31, 2023.

5.    Cash and Investments
Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	March 31, 2024	December 31, 2023
Holding company
Cash and cash equivalents	786.2	406.8
Short term investments	506.0	192.9
Bonds	191.3	344.3
Preferred stocks	11.3	12.2
Common stocks(1)	96.5	103.5
Derivatives (note 7)	665.0	524.2
	2,256.3	1,583.9
Assets pledged for derivative obligations:
Cash equivalents	103.7	2.5
Short term investments	37.6	127.8
Bonds	98.8	67.4
	240.1	197.7

Holding company cash and investments as presented on the consolidated balance sheet	2,496.4	1,781.6
Derivative obligations (note 7)	(49.9)	(32.5)
	2,446.5	1,749.1
Portfolio investments
Cash and cash equivalents(2)	6,079.2	5,157.2
Short term investments	1,722.4	2,008.4
Bonds	36,131.2	36,850.8
Preferred stocks	2,436.5	2,447.4
Common stocks(1)	6,770.7	6,903.4
Investments in associates (note 6)	6,833.6	6,607.6
Derivatives (note 7)	336.0	448.3
Other invested assets(3)	573.2	577.0
	60,882.8	61,000.1
Assets pledged for derivative obligations:
Bonds	115.5	139.3

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	54.1	197.2
Bonds	185.5	39.2
Common stocks	305.3	616.6
Investments in associates (note 6)	1,426.1	1,429.7
	1,971.0	2,282.7

Portfolio investments as presented on the consolidated balance sheet	62,969.3	63,422.1
Derivative obligations (note 7)	(322.8)	(412.4)
	62,646.5	63,009.7

Total cash and investments, net of derivative obligations	65,093.0	64,758.8

(1)    Includes aggregate investments in limited partnerships with a carrying value at March 31, 2024 of $2,323.7 (December 31, 2023 - $2,171.8).
(2)    Includes aggregate restricted cash and cash equivalents at March 31, 2024 of $461.2 (December 31, 2023 - $642.3), principally in portfolio cash and cash equivalents, which is excluded from cash and cash equivalents as presented in the consolidated statement of cash flows.
(3)    Comprised primarily of investment property.

Fixed Income Maturity Profile
Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features. The table below excludes: the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount at March 31, 2024 of $129.8 (December 31, 2023 - $292.8) that economically hedge the company's exposure to interest rate risk; and interest rate swaps with a notional amount at March 31, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the net purchases of first mortgage loans completed during 2023.

	March 31, 2024		December 31, 2023
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less(2)	8,696.0	8,461.3	7,780.5	7,545.6
Due after 1 year through 3 years(2)	9,119.6	9,125.9	9,352.1	9,420.5
Due after 3 years through 5 years	5,608.6	5,662.9	5,738.7	5,861.1
Due after 5 years through 10 years(3)	12,659.3	12,765.8	13,645.1	14,047.3
Due after 10 years	723.4	706.4	577.9	566.5
	36,806.9	36,722.3	37,094.3	37,441.0
(1)    Includes bonds held by the holding company and Fairfax India.
(2)    Includes the company's investments in first mortgage loans at March 31, 2024 of $4,835.4 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
(3)    Includes U.S. treasury bonds at March 31, 2024 of $11,260.5 (December 31, 2023 - $11,868.0) with maturities between 5 to 7 years.

The increase in the company's holdings of bonds due in 1 year or less reflected the shift from due after 1 year through 3 years into due in 1 year or less as a result of the passage of time impacting their earliest contractual maturity date. The decrease in the company's holdings of bonds due after 5 years through 10 years was primarily due to net sales of U.S. treasury bonds of $580.4 to purchase cash equivalent U.S. treasury bills.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2024				December 31, 2023
	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)
Cash and cash equivalents	7,023.2	—	—	7,023.2	5,763.7	—	—	5,763.7

Short term investments:
Canadian government and provincials	208.5	—	—	208.5	553.3	—	—	553.3
U.S. treasury	1,056.5	—	—	1,056.5	794.1	—	—	794.1
Other government	142.6	233.1	—	375.7	31.3	339.0	—	370.3
Corporate and other	—	625.3	—	625.3	—	611.4	—	611.4
	1,407.6	858.4	—	2,266.0	1,378.7	950.4	—	2,329.1
Bonds:
Canadian government and provincials	—	2,903.1	—	2,903.1	—	2,715.1	—	2,715.1
U.S. treasury	—	15,095.6	—	15,095.6	—	16,273.5	—	16,273.5
U.S. states and municipalities	—	183.1	—	183.1	—	184.5	—	184.5
Other government	—	5,161.4	39.2	5,200.6	—	4,903.0	39.3	4,942.3
Corporate and other(1)	—	7,543.0	5,796.9	13,339.9	—	7,567.9	5,757.7	13,325.6
	—	30,886.2	5,836.1	36,722.3	—	31,644.0	5,797.0	37,441.0
Preferred stocks:
Canadian	15.8	2.5	8.5	26.8	15.5	3.5	8.8	27.8
U.S.	—	—	329.3	329.3	—	—	343.3	343.3
Other	11.9	294.1	1,785.7	2,091.7	12.0	286.6	1,789.9	2,088.5
	27.7	296.6	2,123.5	2,447.8	27.5	290.1	2,142.0	2,459.6
Common stocks:
Canadian	901.0	260.8	320.1	1,481.9	838.3	216.0	288.2	1,342.5
U.S.	685.0	29.7	1,341.7	2,056.4	988.0	27.4	1,258.7	2,274.1
Other	1,656.2	511.4	1,466.6	3,634.2	2,023.4	501.9	1,481.6	4,006.9
	3,242.2	801.9	3,128.4	7,172.5	3,849.7	745.3	3,028.5	7,623.5

Derivatives and other invested assets	—	848.2	726.0	1,574.2	—	869.5	680.0	1,549.5

Derivative obligations (note 7)	—	(203.3)	(169.4)	(372.7)	—	(257.4)	(187.5)	(444.9)

Holding company cash and investments and portfolio investments measured at fair value	11,700.7	33,488.0	11,644.6	56,833.3	11,019.6	34,241.9	11,460.0	56,721.5

	20.6%	58.9%	20.5%	100.0%	19.4%	60.4%	20.2%	100.0%

Investments in associates (note 6)	3,856.9	93.5	6,418.8	10,369.2	3,592.3	83.2	6,532.3	10,207.8
(1)    Included in Level 3 are the company's investments in first mortgage loans at March 31, 2024 of $4,835.4 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
There were no significant changes to the valuation techniques and processes used at March 31, 2024 compared to those described in the Summary of Material Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2023.
In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the three months ended March 31, 2024 and 2023 there were no significant transfers of financial instruments between Level 1 and Level 2. During the three months ended March 31, 2023 the company's holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 following a privatization transaction. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.

	2024
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	15.8	(16.4)	74.7	(0.5)	50.9	25.2	149.7
Purchases(2)	367.7	—	127.1	—	48.5	45.0	588.3
Sales and distributions(2)	(325.6)	—	(48.5)	(8.6)	(133.2)	—	(515.9)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(18.8)	(2.1)	(5.3)	(0.9)	(4.3)	(6.1)	(37.5)
Balance - March 31	5,836.1	2,123.5	2,146.2	62.8	919.4	556.6	11,644.6

	2023
	Private placement debt securities	Private company preferred shares	Limited partnerships and other(1)	Private equity funds(1)	Common shares	Derivatives and other invested assets	Total
Balance - January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	67.0	5.2	27.7	(3.4)	4.2	43.7	144.4
Purchases(2)	306.2	5.0	63.4	—	0.3	43.9	418.8
Sales and distributions(2)	(41.4)	—	(18.6)	—	(2.5)	(109.7)	(172.2)
Transfer out of category	—	(36.7)	—	—	(3.0)	—	(39.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	2.4	0.4	1.4	0.5	1.8	(1.3)	5.2
Deconsolidation of non-insurance subsidiary	(43.3)	—	—	—	—	—	(43.3)
Balance - March 31	3,756.2	2,021.0	1,898.1	94.6	630.7	656.9	9,057.5
(1)    Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)    Private placement debt securities include net investments in first mortgage loans of $140.0 (2023 - $102.7).

Net gains (losses) on investments

	First quarter
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects(1)	514.7	(239.6)	275.1	172.7	237.7	410.4
Total bonds	18.9	(337.7)	(318.8)	(331.9)	650.9	319.0
Other	61.8	(76.6)	(14.8)	(63.1)	104.9	41.8
Net gains (losses) on investments	595.4	(653.9)	(58.5)	(222.3)	993.5	771.2
(1)    In the first quarter of 2024 the company's long equity total return swaps on Fairfax subordinate voting shares produced net gains on investments of $330.6 (2023 - $139.8), comprised of net realized gains of $219.4 (2023 - $69.2), which represent cash-settlement amounts recorded in holding company cash and investments, and net change in unrealized gains of $111.2 (2023 - $70.6). See note 7 for details.

6.    Investments in Associates
Investments in associates and joint ventures were comprised as follows:

							Share of profit (loss)
	March 31, 2024			December 31, 2023			First quarter
	Ownership percentage(a)	Fair value(b)	Carrying value	Ownership percentage(a)	Fair value(b)	Carrying value	2024	2023
Insurance and reinsurance
Gulf Insurance Group K.S.C.P. ("Gulf Insurance")	—	—	—	—	—	—	—	28.7
Go Digit Infoworks Services Private Limited ("Digit")	49.0%	476.1	152.2	49.0%	477.2	146.6	5.9	9.4
Other	—	232.2	215.8	—	234.0	222.1	(5.1)	0.1
		708.3	368.0		711.2	368.7	0.8	38.2
Non-insurance
Eurobank Ergasias Services & Holdings S.A. ("Eurobank")	34.1%	2,434.1	2,173.2	34.1%	2,251.6	2,099.5	79.3	94.6
Poseidon Corp. ("Poseidon", formerly Atlas)	43.3%	2,046.3	1,724.9	43.4%	2,046.3	1,706.4	34.8	50.1
Quess Corp Limited ("Quess")	34.7%	321.1	431.7	34.7%	323.6	433.0	1.7	2.3
EXCO Resources Inc. ("EXCO")	49.3%	444.0	453.9	48.3%	435.2	417.6	36.0	69.2
Stelco Holdings Inc. ("Stelco")	23.6%	426.8	274.7	23.6%	491.6	291.6	(4.4)	4.0
Other(1)	—	1,450.4	1,407.2	—	1,293.7	1,290.8	(23.7)	22.7
		7,122.7	6,465.6		6,842.0	6,238.9	123.7	242.9
		7,831.0	6,833.6		7,553.2	6,607.6	124.5	281.1
Fairfax India
Investments in associates	—	2,538.2	1,426.1	—	2,654.6	1,429.7	3.2	52.7
		10,369.2	8,259.7		10,207.8	8,037.3	127.7	333.8
(a)    Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)    See note 5 for fair value hierarchy information.

(1)    During the first quarter of 2024 the company increased its common equity interest in John Keells Holdings PLC ("John Keells"), a publicly listed conglomerate in Sri Lanka, to 19.5%. The company also holds John Keells convertible debentures which, together with the common shares held, provide the company a substantive potential voting interest in John Keells of 24.5%. Accordingly, the company commenced applying the equity method of accounting to its common equity interest in John Keells which had a fair value of $175.3 (54.3 billion Sri Lankan rupees).

7.    Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2024				December 31, 2023
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivative contracts	4,317.7	142.1	691.6	49.9	4,101.7	149.1	595.7	32.5
Foreign currency derivative contracts	—	—	35.4	79.7	—	—	65.0	158.8
Other derivative contracts	—	208.7	274.0	243.1	—	254.2	311.8	253.6
Total			1,001.0	372.7			972.5	444.9

Equity derivative contracts
Long equity total return swaps
At March 31, 2024 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,057.7 (December 31, 2023 - $1,112.8), which included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or $372.96 (Cdn$476.03) per share that produced net gains on investments during the first quarter of 2024 of $330.6 (2023 - $139.8).

8.    Insurance Contract Liabilities

	March 31, 2024			December 31, 2023
	PAA	GMM	Total	PAA	GMM	Total
Insurance contracts issued	41,626.5	4,450.4	46,076.9	41,863.4	4,471.4	46,334.8
Assets for insurance acquisition cash flows	(154.1)	(4.7)	(158.8)	(160.0)	(3.4)	(163.4)
Insurance contract liabilities	41,472.4	4,445.7	45,918.1	41,703.4	4,468.0	46,171.4

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2024
January 1	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4
March 31	1,097.6	9,000.1	10,097.7	631.4	26,200.1	26,831.5	631.2	3,987.2	4,618.4	41,547.6	78.9	41,626.5

2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
March 31	1,020.9	8,083.4	9,104.3	144.3	25,165.2	25,309.5	353.4	2,531.4	2,884.8	37,298.6	65.5	37,364.1
Movements in insurance contracts issued
An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the three months ended March 31 were as follows:
Three months ended March 31, 2024

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	3,610.8	35,530.6	2,651.3	41,792.7

Changes in the consolidated statement of comprehensive income:
Insurance revenue(2)	(7,350.4)	—	—	(7,350.4)
Incurred claims and other insurance service expenses(2)	(20.4)	4,652.6	279.1	4,911.3
Amortization of acquisition costs and other	1,238.5	—	—	1,238.5
Prior year reserve development and release of risk adjustment on prior year claims	—	4.4	(168.4)	(164.0)
Insurance service expenses	1,218.1	4,657.0	110.7	5,985.8
Net insurance result	(6,132.3)	4,657.0	110.7	(1,364.6)
Net finance expense from insurance contracts	0.4	252.1	—	252.5
Foreign exchange effects and other	(32.5)	(229.3)	(21.8)	(283.6)
Total changes in the consolidated statement of comprehensive income	(6,164.4)	4,679.8	88.9	(1,395.7)
Cash flows:
Premiums received	6,495.0	—	—	6,495.0
Claims and other insurance service expenses paid, including investment components	—	(3,972.1)	—	(3,972.1)
Insurance acquisition cash flows	(1,335.6)	—	—	(1,335.6)
Changes in funds withheld	(13.6)	(7.9)	—	(21.5)
	5,145.8	(3,980.0)	—	1,165.8
Investment components and other	(232.0)	216.8	—	(15.2)
Balance - March 31	2,360.2	36,447.2	2,740.2	41,547.6
(1)    Includes loss components of $64.7 at January 1, 2024 and $115.2 at March 31, 2024.
(2)    Insurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premium received. Consequently, the fair value of the insurance contracts acquired, comprising claims in their settlement period and unearned premiums, are included within the LRC. Claims acquired in their settlement period are released into insurance revenue based on the expected amount and timing of claims settlements, and the actual settlement of claims is included within incurred claims and other insurance service expenses. Unearned premiums are released into insurance revenue over the remaining coverage period. During the first quarter of 2024 the insurance contracts acquired increased insurance revenue by $476.4 and incurred claims and other insurance service expenses by $546.8, which decreased the net insurance result by $70.4. Conversely, acquired contracts benefited the net reinsurance result by $78.8 as described in note 9.

Three months ended March 31, 2023

	Property and Casualty Insurance and Reinsurance

		Liability for incurred claims (LIC)
	Liability for remaining coverage (LRC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	1,900.9	32,108.9	2,480.0	36,489.8

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(6,214.6)	—	—	(6,214.6)
Incurred claims and other insurance service expenses	(13.3)	3,894.5	281.8	4,163.0
Amortization of acquisition costs and other	1,079.8	—	—	1,079.8
Prior year reserve development and release of risk adjustment on prior year claims	—	198.9	(312.4)	(113.5)
Insurance service expenses	1,066.5	4,093.4	(30.6)	5,129.3
Net insurance result	(5,148.1)	4,093.4	(30.6)	(1,085.3)
Net finance expense from insurance contracts	1.0	192.9	—	193.9
Foreign exchange effects and other	(10.1)	104.6	53.2	147.7
Total changes in the consolidated statement of comprehensive income	(5,157.2)	4,390.9	22.6	(743.7)
Cash flows:
Premiums received	5,944.3	—	—	5,944.3
Claims and other insurance service expenses paid, including investment components	—	(3,267.2)	(1.9)	(3,269.1)
Insurance acquisition cash flows	(1,186.0)	—	—	(1,186.0)
Changes in funds withheld	45.0	18.3	—	63.3
	4,803.3	(3,248.9)	(1.9)	1,552.5
Investment components and other	(28.4)	28.4	—	—
Balance - March 31	1,518.6	33,279.3	2,500.7	37,298.6
(1)    Includes loss components of $139.0 at January 1, 2023 and $117.0 at March 31, 2023.

Discount rates
Cash flows are discounted using risk-free yield curves that are adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.
The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company's insurance revenue is principally based.

	March 31, 2024				December 31, 2023				March 31, 2023
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
United States dollar	5.23%	4.81%	4.90%	5.00%	5.00%	4.57%	4.70%	4.81%	6.39%	5.15%	4.83%	4.69%
Canadian dollar	5.52%	4.74%	4.59%	4.61%	5.28%	4.51%	4.37%	4.41%	5.57%	4.31%	4.27%	3.96%
Euro	3.46%	2.87%	3.05%	3.39%	3.38%	2.64%	2.86%	3.08%	4.44%	4.11%	3.77%	3.58%
British pound sterling	4.96%	4.27%	4.46%	4.78%	4.95%	3.93%	4.26%	4.60%	5.39%	4.96%	4.69%	4.40%
Risk adjustment for non-financial risk
The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company's insurance contracts issued and reinsurance contract assets held. The calculated risk adjustment corresponds to a consolidated confidence level at March 31, 2024 of 83.7% (December 31, 2023 - 83.8%).

9.    Reinsurance Contract Assets Held

	March 31, 2024			December 31, 2023
	PAA	GMM	Total	PAA	GMM	Total
Reinsurance contract assets held	9,847.5	961.1	10,808.6	9,856.3	1,031.4	10,887.7

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance
	North American Insurers			Global Insurers and Reinsurers			International Insurers and Reinsurers			Total	Life insurance and Run-off	Consolidated
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2024
January 1	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
March 31	(102.5)	1,286.3	1,183.8	(135.6)	7,072.9	6,937.3	(350.0)	2,069.8	1,719.8	9,840.9	6.7	9,847.6
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
March 31	(54.2)	1,067.1	1,012.9	(196.9)	6,828.8	6,631.9	(75.5)	1,320.2	1,244.7	8,889.5	4.3	8,893.8

Movements in reinsurance contract assets held
An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the three months ended March 31 were as follows:
Three months ended March 31, 2024

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	180.1	8,821.0	852.6	9,853.7

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance(2)	(1,541.2)	—	—	(1,541.2)
Recoveries of incurred claims and other insurance service expenses(2)	25.8	1,064.5	82.4	1,172.7
Prior year reserve development and release of risk adjustment on prior year claims	—	(17.7)	0.6	(17.1)
Recoveries of insurance service expenses	25.8	1,046.8	83.0	1,155.6
Net reinsurance result	(1,515.4)	1,046.8	83.0	(385.6)
Net finance income from reinsurance contract assets held	—	104.0	—	104.0
Foreign exchange effects and other	(2.6)	(68.9)	(10.5)	(82.0)
Total changes in the consolidated statement of comprehensive income	(1,518.0)	1,081.9	72.5	(363.6)
Cash flows:
Premiums paid	1,123.7	—	—	1,123.7
Amounts received	—	(755.5)	—	(755.5)
Changes in funds withheld	(1.0)	(7.3)	—	(8.3)
	1,122.7	(762.8)	—	359.9
Investment components and other	(372.9)	366.9	(3.1)	(9.1)
Balance - March 31	(588.1)	9,507.0	922.0	9,840.9
(1)    Includes loss recovery components of $23.0 at January 1, 2024 and $47.2 at March 31, 2024.
(2)    Reinsurance contracts acquired on the acquisition of Gulf Insurance were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the contracts deemed as the premiums paid. Consequently, the fair value of the reinsurance contracts acquired, comprising ceded claims in their settlement period and unearned ceded premiums, are included within the ARC. Ceded claims acquired in their settlement period are released into cost of reinsurance based on the expected amount and timing of ceded claims settlements, and the actual settlement of ceded claims is included within recoveries of incurred claims and other insurance service expenses. Unearned ceded premiums are released into cost of reinsurance over the remaining coverage period. During the first quarter of 2024 the reinsurance contracts acquired increased cost of reinsurance by $163.6 and recoveries of incurred claims and other insurance service expenses by $242.4, which benefited the net reinsurance result by $78.8.

Three months ended March 31, 2023

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims (AIC)
	Asset for remaining coverage (ARC)(1)	Estimates of present value of future cash flows	Risk adjustment for non-financial risk	Total
Balance - January 1	(144.0)	8,011.6	806.6	8,674.2

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(1,109.9)	—	—	(1,109.9)
Recoveries of incurred claims and other insurance service expenses	(16.3)	782.5	81.1	847.3
Prior year reserve development and release of risk adjustment on prior year claims	—	233.7	(103.2)	130.5
Recoveries of insurance service expenses	(16.3)	1,016.2	(22.1)	977.8
Net reinsurance result	(1,126.2)	1,016.2	(22.1)	(132.1)
Net finance income from reinsurance contract assets held	0.1	59.7	—	59.8
Foreign exchange effects and other	4.2	24.4	12.2	40.8
Total changes in the consolidated statement of comprehensive income	(1,121.9)	1,100.3	(9.9)	(31.5)
Cash flows:
Premiums paid	943.5	—	—	943.5
Amounts received	—	(691.7)	—	(691.7)
Changes in funds withheld	(4.1)	6.9	—	2.8
	939.4	(684.8)	—	254.6
Investment components and other	(0.1)	(7.7)	—	(7.8)
Balance - March 31	(326.6)	8,419.4	796.7	8,889.5
(1)    Includes loss recovery components of $50.1 at January 1, 2023 and $37.0 at March 31, 2023.

10.    Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	First quarter
	2024	2023
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(495.2)	(455.7)
Effect of changes in interest rates and other financial assumptions	225.0	229.9
	(270.2)	(225.8)

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	136.9	124.7
Effect of changes in interest rates and other financial assumptions	(32.7)	(62.3)
	104.2	62.4
Net finance expense from insurance contracts and reinsurance contract assets held	(166.0)	(163.4)

11.    Borrowings
On January 12, 2024 the company completed a re-opening of its offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033, completed on December 7, 2023, for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2 after premium, commissions and expenses. On January 29, 2024 the company used a portion of the net proceeds from the offering to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of $285.6, including accrued interest, and on March 15, 2024 the company used the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025 for cash consideration of Cdn$349.1, including accrued interest.
On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due March 22, 2054 for net proceeds of $988.1 after discount, commissions and expenses.
The holding company credit facility was undrawn and the company was in compliance with its financial covenants at March 31, 2024 and December 31, 2023.

12.    Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2024	2023
Subordinate voting shares – January 1	22,254,478	22,576,535
Purchases for cancellation	(240,734)	(156,685)
Treasury shares acquired	(42,680)	(31,612)
Treasury shares reissued	111,339	91,531
Subordinate voting shares – March 31	22,082,403	22,479,769
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	22,831,173	23,228,539

During the first quarter of 2024 the company purchased for cancellation 240,734 subordinate voting shares (2023 – 156,685) primarily under its normal course issuer bids at a cost of $260.3 (2023 – $100.0), of which $200.7 (2023 – $61.2) was charged to retained earnings.

During the first quarter of 2024 the company purchased for treasury 42,680 subordinate voting shares at a cost of $51.1 (2023 - 31,612 subordinate voting shares at a cost of $23.1) for use in its share-based payment awards.

Non-controlling interests

			Net earnings (loss) attributable to non-controlling interests
	Carrying value		First quarter
	March 31, 2024	December 31, 2023	2024	2023
Insurance and reinsurance companies	3,195.5	3,115.8	108.7	147.0
Non-insurance companies	1,527.0	1,634.6	(115.5)	7.0
	4,722.5	4,750.4	(6.8)	154.0

Subsequent to March 31, 2024, the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.

13.    Acquisitions and Divestitures
During the first quarter of 2024 there were no significant acquisitions or divestitures.

14.    Income Taxes
The company’s provision for income taxes for the three months ended March 31 were comprised as follows:

	First quarter
	2024	2023
Current income tax:
Current year expense	251.7	139.5
Adjustments to prior years’ income taxes	0.9	(8.4)
	252.6	131.1
Deferred income tax:
Origination and reversal of temporary differences	38.2	209.9
Adjustments to prior years' deferred income taxes	(4.4)	24.1
	33.8	234.0
Provision for income taxes	286.4	365.1

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate for the three months ended March 31 are presented in the following table:

	First quarter
	2024	2023

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	279.9	468.8
Non-taxable investment income and losses	(10.5)	(29.4)
Tax rate differential on income and losses outside Canada	26.0	(144.6)
Change in unrecorded tax benefit of losses and temporary differences	6.4	21.6
Other including permanent differences	(15.4)	48.7
Provision for income taxes	286.4	365.1
The tax rate differential on income and losses outside Canada of $26.0 in the first quarter of 2024 principally related to losses tax effected at lower rates in Mauritius, partially offset by income taxed at lower rates in the U.S. and Bermuda. The tax rate differential on income and losses outside Canada of $144.6 in the first quarter of 2023 principally related to income taxed at lower rates in the U.S., Bermuda and Barbados.

15.    Financial Risk Management
Overview
There were no significant changes to the company's risk exposures, including underwriting risk, credit risk, liquidity risk, and various market risks, or the processes used by the company for managing those risk exposures at March 31, 2024 compared to those identified and discussed in the company's annual consolidated financial statements for the year ended December 31, 2023.

Underwriting Risk
There were no significant changes to the company's exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at March 31, 2024 compared to December 31, 2023. For acquired claims and ceded claims resulting from the acquisition of Gulf Insurance on December 26, 2023, which are in their settlement period, the insured event is the determination of the ultimate cost of the claims. The company's underwriting risk for such claims is therefore the potential for adverse development over the settlement period. IFRS 17 Insurance Contracts ("IFRS 17") requires that the fair value of those claims and ceded claims at acquisition be recorded in the liability for remaining coverage and asset for remaining coverage respectively, which will increase the reported amounts in the company's consolidated statement of earnings over the settlement period of those claims and ceded claims, particularly insurance revenue, insurance service expenses, cost of reinsurance and recoveries of insurance service expenses. See notes 8 and 9 for details.

Credit Risk
Cash and short term investments
The company’s cash and short term investments, including those of the holding company, are primarily held at major financial institutions in the jurisdictions in which the company operates.

Investments in debt instruments
The composition of the company's investments in bonds, classified according to the higher of each security's respective S&P and Moody's issuer credit rating, is presented in the table below. Management considers high quality debt instruments to be those with a S&P or Moody's issuer credit rating of BBB/Baa or higher.

	March 31, 2024			December 31, 2023
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	18,451.7	18,496.5	50.4	19,301.4	19,670.5	52.5
AA/Aa	1,706.0	1,711.7	4.7	1,490.9	1,521.9	4.1
A/A	4,272.1	4,289.1	11.7	3,977.9	4,012.7	10.7
BBB/Baa	4,559.9	4,518.4	12.3	4,420.3	4,414.2	11.8
BB/Ba	1,234.9	1,254.9	3.4	1,422.0	1,445.9	3.9
B/B	188.1	186.8	0.5	184.0	182.5	0.5
Lower than B/B	119.0	152.6	0.4	87.6	113.7	0.3
Unrated(1)	6,275.2	6,112.3	16.6	6,210.2	6,079.6	16.2
Total	36,806.9	36,722.3	100.0	37,094.3	37,441.0	100.0
(1)    Includes the company's investments in first mortgage loans at March 31, 2024 of $4,835.4 (December 31, 2023 - $4,685.4) secured by real estate predominantly in the U.S., Europe and Canada.
The decrease in bonds rated AAA/Aaa primarily reflected net sales of U.S. treasury bonds of $953.0 to purchase cash equivalent U.S. treasury bills. The increase in bonds rated AA/Aa was primarily due to net purchases of Canadian provincial bonds of $196.6. The increase in bonds rated A/A was primarily due to net purchases of corporate bonds of $68.1 and certain other government bonds of $62.0.
Liquidity Risk
The holding company's remaining known significant commitments for 2024 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. Subsequent to March 31, 2024, the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7. The company may also make payments related to its derivative contracts and to provide capital support to its insurance and reinsurance companies (for underwriting initiatives in favourable insurance markets).
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk on the company's fixed income portfolio did not change significantly in the first quarter of 2024.
To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at March 31, 2024 of $129.8 (December 31, 2023 - $292.8). See note 5 for details of the company's fixed income maturity profile. In addition, the company held interest rate swaps with a notional amount at March 31, 2024 of $1,900.0 (December 31, 2023 - $1,900.0) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during 2023.
The company also has exposure to interest rate risk on its insurance contracts, principally in the net liability for incurred claims of the company's property and casualty and run-off operations, and in the liability for remaining coverage of the company's life insurance operations (as a provision for life policy benefits is principally included therein). The company's exposure to interest rate risk on the net liability for incurred claims of its insurance contacts will not experience changes that are exactly opposite in direction to those of the company's fixed income portfolio, but will mitigate the company's net exposure to interest rate risk. This imperfect correlation may adversely impact the company's net earnings, but the effects of interest rate risk will be diminished.
There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2024 compared to December 31, 2023.

Market Price Fluctuations
The company's exposure to equity price risk through its equity and equity-related holdings decreased at March 31, 2024 compared to December 31, 2023 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings on the company's financial position at March 31, 2024 and December 31, 2023 and results of operations for the three months ended March 31, 2024 and 2023:

	March 31, 2024		December 31, 2023		Pre-tax earnings (loss)
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	First quarter
					2024	2023
Long equity exposures:
Common stocks	6,861.8	6,861.8	7,317.8	7,317.8	17.4	301.1
Bonds and preferred stocks – convertible(1)	252.3	252.3	414.0	414.0	(2.2)	32.2
Investments in associates(1)(2)	9,660.9	7,891.7	9,496.6	7,668.6	(0.2)	44.1
Equity derivatives(3)	2,250.6	641.7	2,060.2	563.2	260.1	36.1
Other	—	—	—	—	—	(3.1)
Long equity exposures and financial effects	19,025.6	15,647.5	19,288.6	15,963.6	275.1	410.4

(1)    Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)    Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)    Includes long equity total return swaps, equity warrants and options. Equity exposure for equity warrants and options is the carrying value of the derivatives and for long equity total return swaps it is the notional amount. Pre-tax earnings includes net gains on investments of $330.6 (2023 - $139.8) recognized on the company's investment in long equity total return swaps on Fairfax subordinate voting shares.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $37,995.0 at March 31, 2024 compared to $37,424.4 at December 31, 2023.
The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023

Holding company cash and investments (net of derivative obligations)	2,446.5	1,749.1	2,446.5	1,749.1

Borrowings – holding company(1)	7,517.6	6,928.9	7,517.6	6,928.9
Borrowings – insurance and reinsurance companies(1)	892.8	895.6	892.8	895.6
Borrowings – non-insurance companies(1)	1,941.1	1,899.0	—	—
Total debt	10,351.5	9,723.5	8,410.4	7,824.5

Net debt	7,905.0	7,974.4	5,963.9	6,075.4

Common shareholders’ equity	21,585.5	21,615.0	21,585.5	21,615.0
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,722.5	4,750.4	3,195.5	3,115.8
Total equity	27,643.5	27,700.9	26,116.5	26,066.3

Net debt/total equity	28.6%	28.8%	22.8%	23.3%
Net debt/net total capital	22.2%	22.4%	18.6%	18.9%
Total debt/total capital	27.2%	26.0%	24.4%	23.1%
Interest coverage	8.6x	13.8x	13.1x	18.1x
Interest and preferred share dividend distribution coverage	7.7x	12.1x	11.3x	15.0x
(1)    At March 31, 2024 the fair value of borrowings - holding company and insurance and reinsurance companies was $8,248.1 (December 31, 2023 - $7,647.4) and the fair value of borrowings - non-insurance companies was $1,899.7 (December 31, 2023 - $1,842.6).

16.    Segmented Information
The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. There were no significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2024 compared to December 31, 2023.

An analysis of insurance revenue and operating income (loss) by reporting segment for the three months ended March 31 is presented below:

Quarter ended March 31, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	2,105.8	3,645.9	1,999.9	7,751.6	35.4	—	7,787.0
Intercompany insurance revenue	(16.0)	(41.4)	(42.8)	(100.2)	—	—	(100.2)
Insurance revenue	2,089.8	3,604.5	1,957.1	7,651.4	35.4	—	7,686.8

Insurance service result	287.7	642.0	107.8	1,037.5	(0.5)	—	1,037.0
Other insurance operating expenses	(76.7)	(93.7)	(55.7)	(226.1)	(19.7)	—	(245.8)
Interest and dividends(1)	128.8	293.7	78.0	500.5	29.9	0.1	530.5
Share of profit of associates	24.8	52.1	26.7	103.6	13.2	3.3	120.1
Non-insurance revenue	—	—	—	—	—	1,514.2	1,514.2
Non-insurance expenses	—	—	—	—	—	(1,500.3)	(1,500.3)
Operating income	364.6	894.1	156.8	1,415.5	22.9	17.3	1,455.7
Net finance expense from insurance contracts and reinsurance contract assets held							(166.0)
Net losses on investments							(58.5)
Interest expense							(151.5)
Corporate overhead and other(2)							(23.6)
Earnings before income taxes							1,056.1
Provision for income taxes							(286.4)
Net earnings							769.7

Attributable to:
Shareholders of Fairfax							776.5
Non-controlling interests							(6.8)
							769.7

Quarter ended March 31, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Total

Reporting segment insurance revenue	1,911.2	3,656.8	772.3	6,340.3	28.8	—	6,369.1
Intercompany insurance revenue	(14.0)	(28.3)	(46.9)	(89.2)	—	—	(89.2)
Insurance revenue	1,897.2	3,628.5	725.4	6,251.1	28.8	—	6,279.9

Insurance service result	275.8	625.3	76.6	977.7	8.3	—	986.0
Other insurance operating expenses	(65.1)	(96.3)	(36.2)	(197.6)	(48.5)	—	(246.1)
Interest and dividends(1)	91.7	178.8	41.0	311.5	22.2	13.8	347.5
Share of profit of associates	54.8	127.6	35.3	217.7	21.4	53.4	292.5
Non-insurance revenue	—	—	—	—	—	1,558.4	1,558.4
Non-insurance expenses	—	—	—	—	—	(1,626.2)	(1,626.2)
Operating income (loss)	357.2	835.4	116.7	1,309.3	3.4	(0.6)	1,312.1
Net finance expense from insurance contracts and reinsurance contract assets held							(163.4)
Net gains on investments							771.2
Interest expense							(124.3)
Corporate overhead and other(2)							(26.5)
Earnings before income taxes							1,769.1
Provision for income taxes							(365.1)
Net earnings							1,404.0

Attributable to:
Shareholders of Fairfax							1,250.0
Non-controlling interests							154.0
							1,404.0
(1)    Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)    Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	First quarter
	2024	2023
Corporate and other expenses as presented in the consolidated statements of earnings	90.7	106.5
Holding company interest and dividends	(14.8)	(6.9)
Holding company share of profit of associates	(7.6)	(41.3)
Investment management and administration fee income and other	(44.7)	(31.8)
Corporate overhead and other as presented in the tables above	23.6	26.5

17.    Expenses
Expenses of the company's insurance and reinsurance companies and non-insurance companies for the three months ended March 31 were comprised as follows:

	March 31, 2024
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	3,415.5	3,415.5	—	3,415.5	—	3,415.5
Commissions	886.4	—	886.4	—	886.4	—	886.4
Cost of sales	—	—	—	—	—	975.6	975.6
Compensation expense	166.1	246.8	412.9	218.4	631.3	273.9	905.2
Administrative expense and other	163.4	171.7	335.1	118.1	453.2	250.8	704.0
Total	1,215.9	3,834.0	5,049.9	336.5	5,386.4	1,500.3	6,886.7

As presented in the consolidated statement of earnings:
Insurance service expenses	1,215.9	5,036.7	6,252.6	—	6,252.6	—	6,252.6
Recoveries of insurance service expenses	—	(1,202.7)	(1,202.7)	—	(1,202.7)	—	(1,202.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	336.5	336.5	—	336.5
Non-insurance expenses	—	—	—	—	—	1,500.3	1,500.3
Total	1,215.9	3,834.0	5,049.9	336.5	5,386.4	1,500.3	6,886.7

	March 31, 2023
	Insurance and reinsurance companies(1)					Non-insurance companies	Total
	Directly attributable			Non-directly attributable	Total expenses of insurance and reinsurance companies
	Insurance acquisition cash flows	Other expenses	Total directly attributable expenses	Other operating expenses		Non-insurance expenses
Losses on claims, net(2)	—	2,753.7	2,753.7	—	2,753.7	—	2,753.7
Commissions	803.6	—	803.6	—	803.6	—	803.6
Cost of sales	—	—	—	—	—	1,024.2	1,024.2
Compensation expense	146.1	229.1	375.2	193.0	568.2	285.0	853.2
Administrative expense and other	147.9	92.7	240.6	159.6	400.2	313.9	714.1
Total	1,097.6	3,075.5	4,173.1	352.6	4,525.7	1,623.1	6,148.8

As presented in the consolidated statement of earnings:
Insurance service expenses	1,097.6	4,079.8	5,177.4	—	5,177.4	—	5,177.4
Recoveries of insurance service expenses	—	(1,004.3)	(1,004.3)	—	(1,004.3)	—	(1,004.3)
Other insurance operating expenses and Corporate and other expenses	—	—	—	352.6	352.6	—	352.6
Non-insurance expenses	—	—	—	—	—	1,623.1	1,623.1
Total	1,097.6	3,075.5	4,173.1	352.6	4,525.7	1,623.1	6,148.8
(1)    Includes Life insurance and Run-off, and the group holding companies.
(2)    Includes the effects of discounting and changes in the risk adjustment.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of May 2, 2024)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the unaudited interim consolidated financial statements for the three months ended March 31, 2024, and the notes to the MD&A in the company's 2023 Annual Report.

(2)In this MD&A, Life insurance and Run-off is included in references to the insurance and reinsurance companies and excluded in references to the property and casualty insurance and reinsurance companies.

(3)The company presents information on gross premiums written and net premiums written throughout its MD&A. Gross premiums written represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the new business volume and insurance risk that the company has chosen to retain from new business generated. These measures are used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.

(4)Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, in various ways. Certain of the measures and ratios provided in this interim report, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and may not be comparable to similar measures presented by other companies. Please refer to the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A for details of the company's measures and ratios, which include:
Supplementary Financial Measures – Net insurance revenue, combined ratio, discounted, book value per basic share, increase (decrease) in book value per basic share (with and without adjustment for the $15.00 per common share dividend), long equity exposures and long equity exposures and financial effects.
Capital Management Measures – Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital, total debt divided by total capital, interest coverage ratio and interest and preferred share dividend distribution coverage ratio. The company presents these measures on a consolidated basis and also on a consolidated basis excluding non-insurance subsidiaries.
Total of Segments Measures – Supplementary financial measures presented for the property and casualty insurance and reinsurance segments in aggregate including net finance income (expense) from insurance contracts and reinsurance contract assets held, operating income (loss) and corporate overhead and other.
Non-GAAP Financial Measures and Ratios – Net premiums earned, underwriting profit (loss), adjusted operating income (loss), adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage ratios, various property and casualty insurance and reinsurance ratios including the combined ratio, undiscounted, excess (deficiency) of fair value over carrying value, cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL), investments in Fairfax insurance and reinsurance affiliates and investments in Fairfax affiliates.

Overview of Consolidated Performance for the first quarter of 2024
Net earnings attributable to shareholders of Fairfax

Property and Casualty Insurance and Reinsurance Operations
Underwriting Performance
Highlights for the first quarter of 2024, with comparisons to the first quarter of 2023 except as otherwise noted, included the following:
•The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	First quarter
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Insurance service result	287.7	642.0	107.8	1,037.5	275.8	625.3	76.6	977.7
Other insurance operating expenses	(76.7)	(93.7)	(55.7)	(226.1)	(65.1)	(96.3)	(36.2)	(197.6)
Discounting of losses and ceded losses on claims recorded in the period	(111.1)	(230.5)	(24.7)	(366.3)	(108.7)	(302.3)	(11.4)	(422.4)
Changes in the risk adjustment and other	(10.2)	(48.1)	(13.8)	(72.1)	(12.0)	(21.2)	(10.7)	(43.9)
Underwriting profit	89.7	269.7	13.6	373.0	90.0	205.5	18.3	313.8
Interest and dividends	128.8	293.7	78.0	500.5	91.7	178.8	41.0	311.5
Share of profit of associates	24.8	52.1	26.7	103.6	54.8	127.6	35.3	217.7
Adjusted operating income	243.3	615.5	118.3	977.1	236.5	511.9	94.6	843.0

Combined ratios, discounted(1)	83.9%	78.5%	91.6%	82.9%	82.8%	79.3%	84.7%	80.9%
Combined ratios, undiscounted(2)	94.7%	91.6%	98.5%	93.6%	94.1%	93.5%	96.4%	94.0%
Adjusted operating income interest coverage(3)(4)				9.3x				10.3x
Adjusted operating income interest and preferred share dividend coverage(3)(5)				8.0x				8.6x
(1)    A performance measure of underwriting results under IFRS 17, calculated as the sum of insurance service expenses and recoveries of insurance service expenses divided by the sum of insurance revenue less cost of reinsurance.
(2)    A traditional performance measure of underwriting results within the property and casualty industry.
(3)    Ratios used by the company to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company.
(4)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies.
(5)    Adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.

•The insurance service result of the property and casualty insurance and reinsurance operations increased from $977.7 in the first quarter of 2023 to $1,037.5 in the first quarter of 2024, primarily reflecting the consolidation of Gulf Insurance, increased business volumes (net insurance revenue increased by 17.9%), decreased current period catastrophe losses on an undiscounted basis of $101.4 or 1.7 combined ratio points and strong current accident year underwriting margins from prudent underwriting, partially offset by decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings.

•Adjusted operating income of the property and casualty insurance and reinsurance operations increased by 15.9% to $977.1 in the first quarter of 2024 from $843.0 in the first quarter of 2023, primarily reflecting higher interest income earned, principally due to extending the duration of the fixed income portfolio to take advantage of a general increase in sovereign bond yields throughout the latter part of 2023 and improved underwriting profit, partially offset by decreased share of profit of associates.
•The consolidated undiscounted combined ratio of the property and casualty insurance and reinsurance operations was 93.6%, producing an underwriting profit of $373.0 in the first quarter of 2024, compared to an undiscounted combined ratio of 94.0% and an underwriting profit of $313.8 in the first quarter of 2023, primarily reflecting the same factors as noted above for the insurance service result except for the benefit from discounting losses on claims which had less of an effect of improving the insurance service result in the first quarter of 2024. The continued strong underwriting performance by reporting segment was as follows:

	First quarter
	2024				2023
	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit	Gross Premiums Written	Net Premiums Written	Combined ratios, undiscounted	Underwriting profit
North American Insurers
Northbridge	529.9	466.8	91.0%	47.0	506.3	443.1	91.1%	42.0
Crum & Forster	1,290.3	955.9	95.9%	41.1	1,155.6	855.3	94.7%	46.7
Zenith National	250.7	251.6	99.1%	1.6	257.3	259.8	99.3%	1.3
	2,070.9	1,674.3	94.7%	89.7	1,919.2	1,558.2	94.1%	90.0
Global Insurers and Reinsurers
Allied World	2,004.5	1,568.4	91.5%	100.1	1,883.6	1,460.8	91.7%	90.4
Odyssey Group	1,429.7	1,371.6	92.8%	94.3	1,508.8	1,409.6	96.4%	49.0
Brit	913.2	714.2	89.7%	75.3	895.1	644.0	90.8%	66.1
	4,347.4	3,654.2	91.6%	269.7	4,287.5	3,514.4	93.5%	205.5
International Insurers and Reinsurers	1,580.3	920.8	98.5%	13.6	886.3	546.8	96.4%	18.3
Property and casualty insurance and reinsurance	7,998.6	6,249.3	93.6%	373.0	7,093.0	5,619.4	94.0%	313.8
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 11.2% to $6,249.3 in the first quarter of 2024 from $5,619.4 in the first quarter of 2023, while gross premiums written increased by 12.8%, principally reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $334.0 to net premiums written and $649.5 to gross premiums written in the first quarter of 2024, increased business volumes, continued rate increases across many lines of business and strong customer retention at each of the company's property and casualty insurance and reinsurance reporting segments.
•Current period catastrophe losses on an undiscounted basis in the first quarter of 2024 was nominal at $101.4 or 1.7 combined ratio points compared to $191.9 or 3.7 combined ratio points in the first quarter of 2023 which primarily reflected exposure to the earthquake in Turkey.
Net finance income (expense) from insurance contracts and reinsurance contract assets held
•Total effects of discounting and risk adjustment recognized in the consolidated statement of earnings were comprised as follows:

	First quarter
	2024	2023
Net finance income (expense) from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings:
Net finance expense from insurance contracts	(270.2)	(225.8)
Net finance income from reinsurance contract assets held	104.2	62.4
Net finance expense from insurance contracts and reinsurance contract assets held	(166.0)	(163.4)
Effects of discounting for future periods and risk adjustment and other recognized in insurance service result:
Discounting of losses and ceded losses on claims recorded in the period	358.3	414.9
Changes in the risk adjustment and other	80.7	58.9
Effects included in insurance service result	439.0	473.8
Total pre-tax net benefit in the consolidated statement of earnings	273.0	310.4

During the first quarter of 2024 the company recorded a total pre-tax net benefit of $273.0, principally related to the net benefit of discounting losses and ceded losses on claims of $358.3 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held recognized during the first quarter of 2024 of $166.0. The net finance expense during the first quarter of 2024 of $166.0 consisted of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during the first quarter of $358.3, partially offset by the benefit of modest increases in discount rates during the period on prior year net losses on claims of $192.3. The benefit of the effect of increases in discount rates on prior year net losses on claims of $192.3 partially offset net losses recorded on the company’s bond portfolio of $318.8 as discussed below under Investment Performance.
During the first quarter of 2023 the company recorded a total pre-tax net benefit of $310.4, principally related to the net benefit of discounting losses and ceded losses on claims of $414.9 (recognized in the insurance service result as a reduction to losses and ceded losses on claims), partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $163.4 primarily comprised of interest accretion resulting from the unwinding of the effects of discounting associated with net claim payments made during the quarter of $331.0, partially offset by changes in discount rates in the period of $167.6.
Refer to note 8 (Insurance Contract Liabilities) to the interim consolidated financial statements for the three months ended March 31, 2024 for additional details on the discount rates applied to losses and ceded losses on claims recorded in the period.
Investment Performance
Interest and dividends
•Consolidated interest and dividends of $589.8 in the first quarter of 2024 increased significantly from $382.3 in the first quarter of 2023, with higher interest income earned principally due to a general increase in sovereign bond yields, net purchases of U.S. treasury and Canadian government bonds during 2023 and net purchases of first mortgage loans, other government and corporate and other bonds during 2023 and the first quarter of 2024.
•At March 31, 2024 the company's insurance and reinsurance companies held portfolio investments of $60.7 billion (excluding Fairfax India's portfolio of $2.0 billion), of which approximately $7.8 billion was in cash and short term investments, representing 12.9% of those portfolio investments.
•The company's fixed income portfolio is conservatively positioned with effectively 70% of the fixed income portfolio invested in government bonds and 20% in high quality corporate bonds, primarily short-dated.
Share of profit of associates
•Consolidated share of profit of associates of $127.7 in the first quarter of 2024 principally reflected share of profit of $79.3 from Eurobank, $36.0 from EXCO and $34.8 from Poseidon, partially offset by share of loss of $28.6 from Helios Fairfax Partners.
•Refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2024 for details of transactions related to associates.
Net gains (losses) on investments
•Net losses on investments of $58.5 in the first quarter of 2024 consisted of the following:

	First quarter
	2024
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Equity exposures	514.7	(239.6)	275.1
Bonds	18.9	(337.7)	(318.8)
Other	61.8	(76.6)	(14.8)
	595.4	(653.9)	(58.5)

•Net gains on equity exposures of $275.1 in the first quarter of 2024 was primarily comprised of net gains of $330.6 on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares.
•Net losses on bonds of $318.8 in the first quarter of 2024 was principally comprised of net losses on U.S. treasuries of $266.6.

Non-insurance companies
Operating income - Non-insurance companies
•Excluding the impact of Fairfax India's performance fees to Fairfax (an accrual of nil and a reversal of accrual of $14.5 in the first quarters of 2024 and 2023) and the impact of the non-cash goodwill impairment charges on non-insurance companies recorded during first quarter of 2023, operating income of the non-insurance companies increased to $17.3 in the first quarter of 2024 from $8.5 in the first quarter of 2023, primarily reflecting lower operating expenses in the Other segment and increased operating income at AGT, partially offset by lower operating income at Fairfax India primarily due to lower share of profit of associates.
Financial Condition
•Maintaining an emphasis on financial soundness, the company held $2,496.4 of cash and investments at the holding company at March 31, 2024 compared to $1,781.6 at December 31, 2023, with the $2.0 billion unsecured revolving credit facility undrawn. Holding company cash and investments, as previously described, supports the company's decentralized structure and enables the company to deploy capital efficiently to its insurance and reinsurance companies.
•At March 31, 2024 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries was $1,185.6 compared to $1,006.0 at December 31, 2023. The pre-tax excess of $1,185.6 is not reflected in the company’s book value per share, but is regularly reviewed by management as an indicator of investment performance. Refer to the Financial Condition section of this MD&A, under the heading Book Value Per Basic Share, for details.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 24.4% at March 31, 2024 compared to 23.1% at December 31, 2023, primarily reflecting increased total debt. On January 29, 2024 the company used a portion of the net proceeds from its offering of $600.0 principal amount of unsecured senior notes due 2033 to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 2024 for cash consideration of $285.6, including accrued interest. On March 15, 2024, the company used the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 2025 for cash consideration of Cdn$349.1, including accrued interest. Upon completing the redemptions of the August 2024 and March 2025 unsecured senior notes, the company has no significant holding company debt maturities until 2026. On March 22, 2024 the company completed an offering of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054 for net proceeds of $988.1 after discount, commissions and expenses.
•There were no significant acquisitions or divestitures that closed during the first quarter of 2024.
•Common shareholders’ equity decreased modestly by $29.5 to $21,585.5 at March 31, 2024 from $21,615.0 at December 31, 2023, primarily reflecting:
◦payments of common and preferred share dividends of $375.5,
◦purchases of 240,734 subordinate voting shares for cancellation for cash consideration of $260.3, or $1,081.60 per share, and
◦other comprehensive loss of $149.2 related to unrealized foreign currency losses net of hedges, partially offset by
◦net earnings attributable to shareholders of Fairfax of $776.5.
•Book value per basic share was $945.44 at March 31, 2024 compared to $939.65 at December 31, 2023, representing an increase per basic share in the first quarter of 2024 of 0.6% (an increase of 2.3% adjusted to include the $15.00 per common share dividend paid in the first quarter of 2024). At March 31, 2024 there were 22,831,173 common shares effectively outstanding.

Sources of Income
Income as presented in the interim consolidated financial statements for the first quarters of 2024 and 2023 was comprised as follows:

	First quarter
	2024	2023
Insurance revenue:
North American Insurers	2,089.8	1,897.2
Global Insurers and Reinsurers	3,604.5	3,628.5
International Insurers and Reinsurers	1,957.1	725.4
Property and Casualty Insurance and Reinsurance	7,651.4	6,251.1
Life insurance and Run-off	35.4	28.8
Consolidated insurance revenue	7,686.8	6,279.9
Interest and dividends	589.8	382.3
Share of profit of associates	127.7	333.8
Net gains (losses) on investments	(58.5)	771.2
Non-insurance revenue	1,514.2	1,558.4
Total income	9,860.0	9,325.6
Income of $9,860.0 in the first quarter of 2024 increased from $9,325.6 in the first quarter of 2023 principally as a result of growth in insurance revenue and higher interest and dividends, partially offset by net losses on investments compared to net gains on investments in the prior period and decreased share of profit of associates and non-insurance revenue.
The increase in insurance revenue in the first quarter of 2024 of $1,406.9 or 22.4% principally reflected the consolidation of Gulf Insurance on December 26, 2023 that contributed $1,151.0 (primarily comprised of $687.8 from Gulf Insurance's property and casualty operations and $476.4 related to acquired contracts accounting) to the company's Property and Casualty Insurance and Reinsurance insurance revenue in the first quarter of 2024, increased business volumes, continued rate increases across many lines of business and strong customer retention at each of the company's property and casualty insurance and reinsurance reporting segments. Refer to Components of Net Earnings in this MD&A for details by reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the first quarter of 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.
The decrease in non-insurance revenue to $1,514.2 in the first quarter of 2024 from $1,558.4 in the first quarter of 2023 principally reflected lower business volumes at AGT and Boat Rocker, partially offset by higher business volumes at Thomas Cook India.

Sources of Net Earnings
The table below presents the sources of the company's net earnings for the three months ended March 31, 2024 and 2023 using amounts presented in note 16 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2024, set out in a format the company believes assists in understanding the composition and management of the company. The table shows separately the discounted and undiscounted combined ratios and insurance service result for each of the Property and Casualty Insurance and Reinsurance reporting segments. Operating income (loss) as presented for the Property and Casualty Insurance and Reinsurance reporting segments, Life insurance and Run-off and non-insurance companies includes interest and dividends and share of profit of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Also excluded is net finance expense from insurance contracts and reinsurance contract assets held which represents the effects of the time value of money.

	First quarter
	2024	2023
Combined ratios, discounted - Property and Casualty Insurance and Reinsurance
North American Insurers	83.9%	82.8%
Global Insurers and Reinsurers	78.5%	79.3%
International Insurers and Reinsurers	91.6%	84.7%
Consolidated	82.9%	80.9%

Combined ratios, undiscounted - Property and Casualty Insurance and Reinsurance
North American Insurers	94.7%	94.1%
Global Insurers and Reinsurers	91.6%	93.5%
International Insurers and Reinsurers	98.5%	96.4%
Consolidated	93.6%	94.0%

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	287.7	275.8
Global Insurers and Reinsurers	642.0	625.3
International Insurers and Reinsurers	107.8	76.6
Insurance service result	1,037.5	977.7
Other insurance operating expenses	(226.1)	(197.6)
Interest and dividends	500.5	311.5
Share of profit of associates	103.6	217.7
Operating income - Property and Casualty Insurance and Reinsurance	1,415.5	1,309.3
Operating income - Life insurance and Run-off	22.9	3.4
Operating income (loss) - Non-insurance companies	17.3	(0.6)
Net finance expense from insurance contracts and reinsurance contract assets held	(166.0)	(163.4)
Net gains (losses) on investments	(58.5)	771.2
Interest expense	(151.5)	(124.3)
Corporate overhead and other	(23.6)	(26.5)
Earnings before income taxes	1,056.1	1,769.1
Provision for income taxes	(286.4)	(365.1)
Net earnings	769.7	1,404.0

Attributable to:
Shareholders of Fairfax	776.5	1,250.0
Non-controlling interests	(6.8)	154.0
	769.7	1,404.0

Net earnings per share	$33.26	$53.17
Net earnings per diluted share	$30.82	$49.38
Cash dividends paid per share	$15.00	$10.00

The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses. Other insurance operating expenses are deducted from insurance service result in deriving underwriting profit as the company measures the performance of management at all property and casualty insurance and reinsurance operations in the decentralized structure on disciplined underwriting profitability which includes prudent expense management on all expenses incurred, including those that are not considered directly attributable to insurance contracts.

	First quarter
	2024				2023
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Property and Casualty Insurance and Reinsurance	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Property and Casualty Insurance and Reinsurance
Insurance service result	287.7	642.0	107.8	1,037.5	275.8	625.3	76.6	977.7
Other insurance operating expenses	(76.7)	(93.7)	(55.7)	(226.1)	(65.1)	(96.3)	(36.2)	(197.6)
Discounting of losses and ceded losses on claims recorded in the period	(111.1)	(230.5)	(24.7)	(366.3)	(108.7)	(302.3)	(11.4)	(422.4)
Changes in the risk adjustment and other	(10.2)	(48.1)	(13.8)	(72.1)	(12.0)	(21.2)	(10.7)	(43.9)
Underwriting profit	89.7	269.7	13.6	373.0	90.0	205.5	18.3	313.8
Interest and dividends	128.8	293.7	78.0	500.5	91.7	178.8	41.0	311.5
Share of profit of associates	24.8	52.1	26.7	103.6	54.8	127.6	35.3	217.7
Adjusted operating income	243.3	615.5	118.3	977.1	236.5	511.9	94.6	843.0
Combined ratios, discounted	83.9%	78.5%	91.6%	82.9%	82.8%	79.3%	84.7%	80.9%
Combined ratios, undiscounted	94.7%	91.6%	98.5%	93.6%	94.1%	93.5%	96.4%	94.0%
The increase in the insurance service result of the property and casualty insurance and reinsurance operations in the first quarter of 2024 of $59.8 or 6.1% was principally attributable to the International Insurers and Reinsurers reporting segment, reflecting the consolidation of Gulf Insurance, and the Global Insurers and Reinsurers reporting segment, primarily reflecting decreased current period catastrophe losses (as shown in the table below), partially offset by decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings.
The company's property and casualty insurance and reinsurance operations produced an underwriting profit of $373.0 (undiscounted combined ratio of 93.6%) in the first quarter of 2024 compared to an underwriting profit of $313.8 (undiscounted combined ratio of 94.0%) in the first quarter of 2023, primarily reflecting the same factors as noted above for insurance service result except for the benefit from discounting losses and ceded losses on claims which benefits the insurance service result.
The following table presents the components of the company's undiscounted combined ratios, a key performance measure of underwriting profit, for the three months ended March 31, 2024 and 2023:

	First quarter
Property and Casualty Insurance and Reinsurance	2024	2023
Underwriting profit	373.0	313.8

Losses on claims - accident year	62.9%	64.5%
Commissions	16.4%	16.3%
Underwriting expenses	14.8%	13.8%
Combined ratio, undiscounted - accident year	94.1%	94.6%
Net favourable reserve development	(0.5)%	(0.6)%
Combined ratio, undiscounted - calendar year	93.6%	94.0%

Current period catastrophe losses, on an undiscounted basis, for the three months ended March 31, 2024 and 2023 were comprised as follows:

	First quarter
	2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Turkey earthquake	—	—		93.5	1.8
Other	101.4	1.7		98.4	1.9
Total catastrophe losses	101.4	1.7	points	191.9	3.7	points
(1)    Net of reinstatement premiums.
The commission expense ratio increased marginally to 16.4% in the first quarter of 2024 from 16.3% in the first quarter of 2023, principally reflecting increases in the Global Insurers and Reinsurers reporting segment (primarily reflecting increased net average commissions at Allied World and Odyssey Group, principally due to changes in the mix of business written), partially offset by decreases in the International Insurers and Reinsurers reporting segment (primarily reflecting the consolidation of Gulf Insurance which has lower average commissions).
The underwriting expense ratio increased to 14.8% in the first quarter of 2024 from 13.8% in the first quarter of 2023, principally reflecting increases in the Global Insurers and Reinsurers reporting segment (primarily reflecting increased personnel and technology costs at Odyssey Group to support the growth in their business) and the International Insurers and Reinsurers reporting segment (primarily reflecting increases at Bryte and Fairfax Asia).
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the three months ended March 31, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.
An analysis of net finance expense from insurance contracts and reinsurance contract assets held for the three months ended March 31, 2024 and 2023 is provided in the Overview of Consolidated Performance section at the beginning of this MD&A.
Net earnings attributable to shareholders of Fairfax was $776.5 (net earnings of $33.26 per basic share and $30.82 per diluted share) in the first quarter of 2024 compared to net earnings of $1,250.0 (net earnings of $53.17 per basic share and $49.38 per diluted share) in the first quarter of 2023. The decline in profitability in the first quarter of 2024 principally reflected net losses on investments compared to net gains on investments in the comparative period, and lower share of profit of associates, partially offset by increased interest and dividends and insurance service result.

Net Earnings by Reporting Segment
The company's sources of net earnings shown by reporting segment are set out below for the three months ended March 31, 2024 and 2023. In the Elimination and adjustments column are adjustments to eliminate investment management and administration fees paid by the operating companies to the holding company. Those fees are included in interest and dividends (as investment management expense) by the operating companies and in corporate overhead and other (expense) income by the Corporate and Other category.
Quarter ended March 31, 2024

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non - insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	2,089.8	3,604.5	1,957.1	7,651.4	35.4	—	—	—	7,686.8
Intercompany	16.0	41.4	42.8	100.2	—	—	—	(100.2)	—
Insurance revenue	2,105.8	3,645.9	1,999.9	7,751.6	35.4	—	—	(100.2)	7,686.8
Insurance service expenses	(1,737.2)	(2,829.1)	(1,754.4)	(6,320.7)	(38.4)	—	—	106.5	(6,252.6)
Net insurance result	368.6	816.8	245.5	1,430.9	(3.0)	—	—	6.3	1,434.2
Cost of reinsurance	(319.2)	(664.6)	(715.8)	(1,699.6)	(0.3)	—	—	100.2	(1,599.7)
Recoveries of insurance service expenses	238.3	489.8	578.1	1,306.2	2.8	—	—	(106.3)	1,202.7
Net reinsurance result	(80.9)	(174.8)	(137.7)	(393.4)	2.5	—	—	(6.1)	(397.0)
Insurance service result	287.7	642.0	107.8	1,037.5	(0.5)	—	—	0.2	1,037.2
Other insurance operating expenses	(76.7)	(93.7)	(55.7)	(226.1)	(19.7)	—	—	—	(245.8)
Interest and dividends	128.8	293.7	78.0	500.5	29.9	0.1	14.8	44.5	589.8
Share of profit of associates	24.8	52.1	26.7	103.6	13.2	3.3	7.6	—	127.7
Other:
Non-insurance revenue	—	—	—	—	—	1,514.2	—	—	1,514.2
Non-insurance expenses	—	—	—	—	—	(1,500.3)	—	—	(1,500.3)
Operating income	364.6	894.1	156.8	1,415.5	22.9	17.3	22.4	44.7	1,522.8
Net finance expense from insurance contracts and reinsurance contract assets held	(42.2)	(89.8)	(18.6)	(150.6)	(15.4)	—	—	—	(166.0)
Net gains (losses) on investments	(34.0)	(104.5)	(7.7)	(146.2)	(28.9)	(182.4)	299.0	—	(58.5)
Interest expense	(1.5)	(11.5)	(7.5)	(20.5)	(3.9)	(43.1)	(84.0)	—	(151.5)
Corporate overhead and other	(9.1)	(17.8)	(9.2)	(36.1)	(0.2)	—	(9.7)	(44.7)	(90.7)
Earnings (loss) before income taxes	277.8	670.5	113.8	1,062.1	(25.5)	(208.2)	227.7	—	1,056.1
Provision for income taxes									(286.4)
Net earnings									769.7

Attributable to:
Shareholders of Fairfax									776.5
Non-controlling interests									(6.8)
									769.7

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,251.4	2,264.5	1,388.1	4,904.0
Prior year reserve development and release of risk adjustment on prior year claims	(61.6)	(113.2)	35.0	(139.8)
Losses on claims - calendar year	1,189.8	2,151.3	1,423.1	4,764.2
Commissions	353.0	415.4	136.3	904.7
Other underwriting expenses	194.4	262.4	195.0	651.8
Insurance service expenses	1,737.2	2,829.1	1,754.4	6,320.7

Quarter ended March 31, 2023

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total	Life insurance and Run-off	Non-insurance companies	Corporate and Other	Eliminations and adjustments	Consolidated

External	1,897.2	3,628.5	725.4	6,251.1	28.8	—	—	—	6,279.9
Intercompany	14.0	28.3	46.9	89.2	—	—	—	(89.2)	—
Insurance revenue	1,911.2	3,656.8	772.3	6,340.3	28.8	—	—	(89.2)	6,279.9
Insurance service expenses	(1,586.3)	(2,913.6)	(723.8)	(5,223.7)	(36.2)	—	—	82.5	(5,177.4)
Net insurance result	324.9	743.2	48.5	1,116.6	(7.4)	—	—	(6.7)	1,102.5
Cost of reinsurance	(303.7)	(638.9)	(266.2)	(1,208.8)	(1.1)	—	—	89.9	(1,120.0)
Recoveries of insurance service expenses	254.6	521.0	294.3	1,069.9	16.8	—	—	(82.4)	1,004.3
Net reinsurance result	(49.1)	(117.9)	28.1	(138.9)	15.7	—	—	7.5	(115.7)
Insurance service result	275.8	625.3	76.6	977.7	8.3	—	—	0.8	986.8
Other insurance operating expenses	(65.1)	(96.3)	(36.2)	(197.6)	(48.5)	—	—	—	(246.1)
Interest and dividends	91.7	178.8	41.0	311.5	22.2	13.8	6.9	27.9	382.3
Share of profit of associates	54.8	127.6	35.3	217.7	21.4	53.4	41.3	—	333.8
Other:
Non-insurance revenue	—	—	—	—	—	1,558.4	—	—	1,558.4
Non-insurance expenses	—	—	—	—	—	(1,626.2)	3.1	—	(1,623.1)
Operating income (loss)	357.2	835.4	116.7	1,309.3	3.4	(0.6)	51.3	28.7	1,392.1
Net finance expense from insurance contracts and reinsurance contract assets held	(45.4)	(74.5)	(13.0)	(132.9)	(30.5)	—	—	—	(163.4)
Net gains on investments	208.5	421.9	62.6	693.0	53.6	6.6	18.0	—	771.2
Interest expense	(1.5)	(12.1)	(0.9)	(14.5)	(3.9)	(38.9)	(67.0)	—	(124.3)
Corporate overhead and other	(11.2)	(20.8)	(2.4)	(34.4)	(0.5)	—	(43.5)	(28.1)	(106.5)
Earnings (loss) before income taxes	507.6	1,149.9	163.0	1,820.5	22.1	(32.9)	(41.2)	0.6	1,769.1
Provision for income taxes									(365.1)
Net earnings									1,404.0

Attributable to:
Shareholders of Fairfax									1,250.0
Non-controlling interests									154.0
									1,404.0

	Property and Casualty Insurance and Reinsurance
	North American Insurers	Global Insurers and Reinsurers	International Insurers and Reinsurers	Total
Losses on claims - current year	1,139.2	2,390.5	502.2	4,031.9
Prior year reserve development and release of risk adjustment on prior year claims	(59.9)	(136.5)	68.8	(127.6)
Losses on claims - calendar year	1,079.3	2,254.0	571.0	3,904.3
Commissions	319.7	395.1	103.6	818.4
Other underwriting expenses	187.3	264.5	49.2	501.0
Insurance service expenses	1,586.3	2,913.6	723.8	5,223.7

Components of Net Earnings
Underwriting and Operating Income
Presented below are the insurance service result, reconciled to underwriting profit, of the property and casualty insurance and reinsurance reporting segments, the insurance service result of Life insurance and Run-off and the operating income (loss) of the non-insurance companies, for the three months ended March 31, 2024 and 2023. Interest and dividends, share of profit (loss) of associates and net gains (losses) on investments by reporting segment for the three months ended March 31, 2024 and 2023 are provided in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.

    North American Insurers

	First quarter
	2024	2023
Combined ratio, discounted	83.9%	82.8%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.0%	62.6%
Commissions	15.6%	15.5%
Underwriting expenses	16.8%	17.0%
Combined ratio, undiscounted - accident year	95.4%	95.1%
Net favourable reserve development	(0.7)%	(1.0)%
Combined ratio, undiscounted - calendar year	94.7%	94.1%

Gross premiums written	2,070.9	1,919.2
Net premiums written	1,674.3	1,558.2
Net insurance revenue	1,786.6	1,607.5

Insurance service result	287.7	275.8
Other insurance operating expenses	(76.7)	(65.1)
Discounting of losses and ceded losses on claims recorded in the period	(111.1)	(108.7)
Changes in the risk adjustment and other	(10.2)	(12.0)
Underwriting profit	89.7	90.0

North American Insurers reported an insurance service result of $287.7 in the first quarter of 2024 compared to an insurance service result of $275.8 in the first quarter of 2023. The modest increase in the first quarter of 2024 of $11.9 primarily reflected continued growth in net insurance revenue primarily at Crum & Forster and Northbridge (including rate increases across most lines of business), lower relative attritional and large losses at Northbridge, and lower catastrophe losses at Zenith in the first quarter of 2024, partially offset by increased losses in the surplus & specialty and commercial lines of business at Crum & Forster.
North American Insurers produced an underwriting profit of $89.7 and an undiscounted combined ratio of 94.7% in the first quarter of 2024 compared to an underwriting profit of $90.0 and an undiscounted combined ratio of 94.1% in the first quarter of 2023. The modest decrease in underwriting profitability in the first quarter of 2024 primarily reflected the same factors which increased the insurance service result as noted above, and increased other insurance operating expenses for each operating company in the North American Insurers reporting segment.
The companies comprising the North American Insurers reporting segment had undiscounted combined ratios and underwriting profit in the first quarters of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit
	First quarter		First quarter
	2024	2023	2024	2023
Northbridge	91.0%	91.1%	47.0	42.0
Crum & Forster	95.9%	94.7%	41.1	46.7
Zenith National	99.1%	99.3%	1.6	1.3
North American Insurers	94.7%	94.1%	89.7	90.0

Gross premiums written on a third party basis and net insurance revenue for each operating company in the North American Insurers reporting segment for the first quarters of 2024 and 2023 are shown in the following table:

	Gross premiums written		Net insurance revenue
	First quarter		First quarter
	2024	2023	2024	2023
Northbridge	529.9	506.3	530.4	478.4
Crum & Forster	1,290.3	1,155.6	1,077.1	952.8
Zenith National	250.7	257.3	179.1	176.3
North American Insurers	2,070.9	1,919.2	1,786.6	1,607.5

Gross premiums written increased by 7.9% in the first quarter of 2024 primarily reflecting increased business volumes at Crum & Forster (primarily accident and health, surplus & specialty, property and credit lines of business) and Northbridge (primarily property lines of business) and continued rate increases across most lines of business with the exception of workers' compensation business, primarily at Zenith National, which continues to experience rate decreases.
Net premiums written increased by 7.5% in the first quarter of 2024 reflecting the growth in gross premiums written. Net insurance revenue increased by 11.1% in the first quarter of 2024, principally reflecting the increase in net premiums written during 2024 and 2023.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) increased to $208.4 in the first quarter of 2024 from $188.8 in the first quarter of 2023, primarily reflecting increased net premium collections and increased interest and dividends received at each of the operating companies within the North American Insurers reporting segment, partially offset by increased net claims paid at Northbridge and Crum & Forster, and increased taxes paid at Northbridge.
    Global Insurers and Reinsurers

	First quarter
	2024	2023
Combined ratio, discounted	78.5%	79.3%

Combined ratio, undiscounted:
Loss & LAE - accident year	63.2%	65.6%
Commissions	16.9%	16.4%
Underwriting expenses	11.6%	11.2%
Combined ratio, undiscounted - accident year	91.7%	93.2%
Net (favourable) adverse reserve development	(0.1)%	0.3%
Combined ratio, undiscounted - calendar year	91.6%	93.5%

Gross premiums written	4,347.4	4,287.5
Net premiums written	3,654.2	3,514.4
Net insurance revenue	2,981.3	3,017.9

Insurance service result	642.0	625.3
Other insurance operating expenses	(93.7)	(96.3)
Discounting of losses and ceded losses on claims recorded in the period	(230.5)	(302.3)
Changes in the risk adjustment and other	(48.1)	(21.2)
Underwriting profit	269.7	205.5
Global Insurers and Reinsurers insurance service result of $642.0 in the first quarter of 2024 increased by $16.7, primarily reflecting decreased current period catastrophe losses at Odyssey Group and Allied World (as set out in the table below) and net favourable prior year reserve development compared with net adverse prior year reserve development in the first quarter of 2023, partially offset by decreased net insurance revenue at Brit and Odyssey Group and increased commission costs at Allied World. The increase in the insurance service result in the first quarter of 2024 also reflected a decreased benefit from discounting losses and ceded losses on claims reflecting decreased average discount rates in the period resulting in increased losses on claims and recoveries of insurance service expenses included within the insurance service result in the consolidated statement of earnings.
Global Insurers and Reinsurers produced an improved underwriting profit of $269.7 and an undiscounted combined ratio of 91.6% in the first quarter of 2024 compared to an underwriting profit of $205.5 and an undiscounted combined ratio of 93.5% in the first quarter of 2023. The increase in underwriting profitability in the first quarter of 2024 principally reflected the same factors as noted above in insurance service result except for the decreased benefit from discounting losses and ceded losses on claims which had an adverse effect on the insurance service result in the first quarter of 2024.

The commission expense ratio increased to 16.9% in the first quarter of 2024 from 16.4% in the first quarter of 2023, primarily reflecting increased net average commissions at Allied World and Odyssey Group principally due to changes in the mix of business written.
The underwriting expense ratio increased to 11.6% in the first quarter of 2024 from 11.2% in the first quarter of 2023, primarily reflecting increased personnel and technology costs at Odyssey Group as they continue to make investments to support the business growth, partially offset by decreased underwriting expenses at Brit primarily relating to decreased personnel costs following the sale of Ambridge.
The companies comprising the Global Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit in the first quarters of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit
	First quarter		First quarter
	2024	2023	2024	2023
Allied World	91.5%	91.7%	100.1	90.4
Odyssey Group	92.8%	96.4%	94.3	49.0
Brit	89.7%	90.8%	75.3	66.1
Global Insurers and Reinsurers	91.6%	93.5%	269.7	205.5

Catastrophe losses in the Global Insurers and Reinsurers reporting segment for the first quarters of 2024 and 2023 are as set out in the following table:

	First quarter
	2024			2023
	Losses(1)	Combined ratio impact		Losses(1)	Combined ratio impact
Turkey earthquake	—	—		90.3	2.8
Other(2)	79.9	2.5		84.7	2.7
Total catastrophe losses	79.9	2.5	points	175.0	5.5	points
(1)    Net of reinstatement premiums.
(2)    Primarily includes attritional catastrophe losses at Odyssey Group.

Gross premiums written on a third party basis and net insurance revenue for each operating company in the Global Insurers and Reinsurers reporting segment for the first quarters of 2024 and 2023 are shown in the following table:

	Gross premiums written		Net insurance revenue
	First quarter		First quarter
	2024	2023	2024	2023
Allied World	2,004.5	1,883.6	1,234.6	1,167.0
Odyssey Group	1,429.7	1,508.8	1,163.7	1,181.1
Brit	913.2	895.1	583.0	669.8
Global Insurers and Reinsurers	4,347.4	4,287.5	2,981.3	3,017.9

Gross premiums written increased by 1.4% in the first quarter of 2024, primarily reflecting growth at Allied World within the reinsurance segment (primarily North American property and casualty lines of business), partially offset by decreased business volumes at Odyssey Group (primarily relating to the non-renewal of a U.S. property reinsurance quota share agreement covering homeowners risks and targeted decreases in U.S. crop insurance).
Net premiums written increased by 4.0% in the first quarter of 2024, primarily reflecting the growth in gross premiums written and increased average retention at Brit (principally related to increased retention in higher margin business), Odyssey Group (resulting from decreases in U.S. crop insurance which had a higher average cession rate) and Allied World.
Net insurance revenue decreased by 1.2% in the first quarter of 2024, principally reflecting the timing between when premiums are written and when they are earned.
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $721.5 in the first quarter of 2024 from $923.9 in the first quarter of 2023, primarily reflecting the return of cash upon the non-renewal of a U.S. property reinsurance quota share agreement at Odyssey Group and decreased net cash collected at Allied World, partially offset by increased net premium collections at Brit.

International Insurers and Reinsurers

	First quarter
	2024			2023
	International Insurers and Reinsurers, excluding Gulf Insurance	Gulf Insurance(1)	International Insurers and Reinsurers	International Insurers and Reinsurers(1)
Combined ratio, discounted	85.3%	96.3%	91.6%	84.7%

Combined ratio, undiscounted:
Loss & LAE - accident year	53.8%	72.3%	61.5%	63.8%
Commissions	21.6%	9.5%	16.6%	18.2%
Underwriting expenses	22.3%	21.5%	22.0%	19.3%
Combined ratio, undiscounted - accident year	97.7%	103.3%	100.1%	101.3%
Net (favourable) adverse reserve development	(2.7)%	0.1%	(1.6)%	(4.9)%
Combined ratio, undiscounted - calendar year	95.0%	103.4%	98.5%	96.4%

Gross premiums written	930.8	649.5	1,580.3	886.3
Net premiums written	586.8	334.0	920.8	546.8
Net insurance revenue	549.7	734.4	1,284.1	506.1

Insurance service result	80.8	27.0	107.8	76.6
Other insurance operating expenses	(40.6)	(15.1)	(55.7)	(36.2)
Discounting of losses and ceded losses on claims recorded in the period	(18.9)	(5.8)	(24.7)	(11.4)
Changes in the risk adjustment and other	5.4	(19.2)	(13.8)	(10.7)
Underwriting profit (loss)	26.7	(13.1)	13.6	18.3
(1)     Gulf Insurance was consolidated on December 26, 2023. These results differ from those published by Gulf Insurance primarily due to acquisition accounting adjustments recorded by Fairfax on consolidation of Gulf Insurance in 2023, including accounting differences for acquired contracts under IFRS 17.
International Insurers and Reinsurers, excluding Gulf Insurance
The insurance service result, excluding Gulf Insurance, of $80.8 in the first quarter of 2024 modestly increased by $4.2, primarily reflecting increases at Fairfax Latin America (principally due to increased net benefit from discounting losses on claims, partially offset by catastrophe losses at Southbridge Chile).
Excluding Gulf Insurance, underwriting profit of $26.7 and an undiscounted combined ratio of 95.0% in the first quarter of 2024 improved from an underwriting profit of $18.3 and an undiscounted combined ratio of 96.4% in the first quarter of 2023. The increase in underwriting profit in the first quarter of 2024 principally reflected increased profitability at Group Re (principally resulting from the benefits of a loss portfolio transfer reinsurance agreement ("LPT") entered into in the first quarter of 2024) and Fairfax Central and Eastern Europe (primarily at Colonnade Insurance from net favourable prior year reserve development, partially offset by lower net favourable prior year reserve development at Fairfax Ukraine).
The commission expense ratio, excluding Gulf Insurance, of 21.6% in the first quarter of 2024 increased from 18.2% in the first quarter of 2023, primarily reflecting higher commission expense ratios at Group Re (principally related to lower net premiums earned due to the LPT noted above) and Fairfax Latin America (principally due to lower commission income on a quota share agreement at La Meridional).
The underwriting expense ratio, excluding Gulf Insurance, in the first quarter of 2024 increased to 22.3% from 19.3% in the first quarter of 2023 primarily due to increased expenses at Bryte Insurance (increased third-party service fees and inflationary increases) and Fairfax Asia (increase in personnel costs).
Gulf Insurance
Gulf Insurance's property and casualty insurance operations are included within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations are included within the Life insurance and Run-off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa region through its subsidiaries. Gulf Insurance's property and casualty insurance operations principally underwrite risks for both commercial and retail marine and aviation, motor vehicles, property, engineering and general liability.
Gulf Insurance's underwriting loss of $13.1 in the first quarter of 2024 was primarily driven by the unwind of certain purchase price adjustments of $8.9. Excluding those adjustments, Gulf Insurance reported an underwriting loss of $4.2 and an undiscounted combined ratio of 101.1%, primarily driven by seasonality on a large insurance contract. Gulf Insurance's commission expense ratio of

9.5% in the first quarter of 2024 was low relative to other companies in the International Insurers and Reinsurers reporting segment primarily due to strong reinsurance commission income as Gulf Insurance cedes a large portion of its written premiums.
International Insurers and Reinsurers
The operating companies comprising the International Insurers and Reinsurers reporting segment had undiscounted combined ratios and underwriting profit (loss) in the first quarters of 2024 and 2023 as set out in the following table:

	Combined ratios, undiscounted		Underwriting profit (loss)
	First quarter		First quarter
	2024	2023	2024	2023
Group Re	92.8%	98.0%	6.6	2.3
Bryte Insurance	99.9%	102.6%	0.1	(1.8)
Fairfax Asia	93.8%	92.9%	5.9	6.6
Fairfax Latin America	94.2%	94.4%	6.4	5.3
Fairfax Central and Eastern Europe	94.8%	96.1%	7.6	4.7
Eurolife General	99.2%	92.1%	0.1	1.2
International Insurers and Reinsurers, excluding Gulf Insurance	95.0%	96.4%	26.7	18.3
Gulf Insurance	103.4%	—	(13.1)	—
International Insurers and Reinsurers	98.5%	96.4%	13.6	18.3

Gross premiums written on a third party basis and net insurance revenue for each operating company in the International Insurers and Reinsurers reporting segment for the first quarters of 2024 and 2023 are shown in the following table:

	Gross premiums written		Net insurance revenue
	First quarter		First quarter
	2024	2023	2024	2023
Group Re	74.0	38.4	101.2	90.4
Bryte Insurance	99.8	103.4	75.3	76.6
Fairfax Asia	270.3	296.0	82.1	83.3
Fairfax Latin America	256.9	255.0	135.3	123.5
Fairfax Central and Eastern Europe	203.3	170.8	135.9	114.0
Eurolife General	26.5	22.7	19.9	18.3
International Insurers and Reinsurers, excluding Gulf Insurance	930.8	886.3	549.7	506.1
Gulf Insurance	649.5	—	734.4	—
International Insurers and Reinsurers	1,580.3	886.3	1,284.1	506.1
International Insurers and Reinsurers, excluding Gulf Insurance
Gross premiums written, excluding Gulf Insurance, increased by 5.0% in the first quarter of 2024, principally reflecting increases at Group Re (growth in reinsurance of underlying insurance premiums written in India) and Fairfax Central and Eastern Europe (increases at each of the operating companies and primarily resulting from new business and rate increases), partially offset by decreases at Fairfax Asia (primarily at Singapore Re due to timing of premium recognition, partially offset by an increase at Pacific Insurance from new business across its property and engineering lines and rate increases in accident lines).
Net premiums written, excluding Gulf Insurance, increased by 7.3% consistent with the growth in gross premiums written. Net insurance revenue, excluding Gulf Insurance, increased by 8.6% in the first quarter of 2024, principally reflecting the increase in net premiums written.
Gulf Insurance
Gulf Insurance's net insurance revenue included the effects of accounting for acquired insurance and reinsurance contracts on the company's acquisition of Gulf Insurance that were primarily accounted for as if the company had entered into the contracts on the acquisition date of December 26, 2023, with the fair value of the insurance and reinsurance contracts deemed as the premiums received or paid, respectively. Consequently, the fair value of insurance and reinsurance contracts acquired, comprising claims and ceded claims in their settlement period, and unearned premiums and unearned ceded premiums, are included within the liability for remaining coverage and the asset for remaining coverage, respectively. Claims and ceded claims acquired in their settlement period are released into insurance revenue and cost of reinsurance, respectively, based on the expected amount and timing of claim settlements, and the actual settlement of claims and ceded claims are included within insurance service expense and recoveries of insurance service expense, respectively. Unearned premiums and unearned ceded premiums are released into insurance revenue and cost of reinsurance, respectively, over the remaining coverage period. During the first quarter of 2024 this resulted in increases to net insurance revenue of $312.8, insurance service expenses of $546.8 and recoveries of insurance service expenses of $242.4, for a net benefit of $8.4 to insurance service result.

Subsequent to March 31, 2024, the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7.
    Life insurance and Run-off

	First quarter
	2024			2023
	Life insurance(1)	Run-off	Total	Life insurance(1)	Run-off	Total
Net premiums written	51.7	—	51.7	43.7	—	43.7

Insurance revenue	33.1	2.3	35.4	25.7	3.1	28.8
Insurance service expenses	(37.6)	(0.8)	(38.4)	(25.1)	(11.1)	(36.2)
Net reinsurance result	4.4	(1.9)	2.5	(0.6)	16.3	15.7
Insurance service result	(0.1)	(0.4)	(0.5)	—	8.3	8.3
(1)    Comprised of Gulf Insurance and Eurolife for 2024 and Eurolife for 2023. These results differ from those published by Gulf Insurance and Eurolife primarily due to acquisition accounting adjustments recorded by Fairfax related to the consolidation of Gulf Insurance on December 26, 2023 and Eurolife on July 14, 2021, and the presentation of Gulf Insurance and Eurolife’s life insurance operations in the Life insurance and Run-off reporting segment in the table above and separate presentation of Gulf Insurance and Eurolife’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment as "Gulf Insurance" and “Eurolife General”, respectively.
Eurolife and Gulf Insurance primarily underwrite traditional life insurance policies (endowments, deferred annuities, term life and whole life (Eurolife only)), group benefits including retirement benefits, and accident and health insurance policies. Life insurance revenue of $33.1 principally related to Eurolife in the first quarter of 2024 and primarily consisted of traditional life insurance policies (whole life and term life), group benefits including retirement benefits, and accident and health insurance policies. Life insurance's insurance service expenses of $37.6 in the first quarter of 2024 primarily consisted of Eurolife's net policy holder benefits and losses on claims, net commission expense and other underwriting expenses.
Run-off manages the company's run-off businesses in the U.S and continues to manage essentially all of the company's latent reserves. Run-off's insurance service expenses of $0.8 in the first quarter of 2024 included net favourable prior year reserve development of $3.7 on an undiscounted basis primarily related to legacy claims.
Non-insurance companies

	First quarter
	2024					2023
	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total	Restaurants and retail	Fairfax India	Thomas Cook India	Other(1)	Total
Revenue	386.1	69.7	209.2	849.2	1,514.2	379.0	68.1	186.8	924.5	1,558.4
Expenses	(387.6)	(63.4)	(200.1)	(849.2)	(1,500.3)	(371.5)	(70.4)	(185.5)	(998.8)	(1,626.2)
Pre-tax income (loss) before interest expense and other	(1.5)	6.3	9.1	—	13.9	7.5	(2.3)	1.3	(74.3)	(67.8)
Interest and dividends	2.4	(2.6)	—	0.3	0.1	2.5	10.9	—	0.4	13.8
Share of profit (loss) of associates	—	3.2	0.2	(0.1)	3.3	—	52.8	0.1	0.5	53.4
Operating income (loss)	0.9	6.9	9.3	0.2	17.3	10.0	61.4	1.4	(73.4)	(0.6)
(1)    Comprised primarily of AGT, Dexterra Group, Boat Rocker, Farmers Edge and Grivalia Hospitality.

Restaurants and retail
The modest increase in revenue and expenses of Restaurants and retail in the first quarter of 2024 primarily reflected higher business volumes at Recipe's retail operations and higher business volumes at Sporting Life Group. The increase in expenses in the first quarter of 2024 also reflected higher costs of sales relating to food inflation and compensation expense at Recipe and higher expenses related to new store openings at Sporting Life Group.
Fairfax India
The modest increase in revenue of Fairfax India in the first quarter of 2024 primarily reflected increased revenue at Maxop principally due to higher export sales, partially offset by decreased revenue at Jaynix and NCML. The decrease in expenses of Fairfax India in the first quarter of 2024 primarily reflected non-recurring impairment charges recorded by NCML in the first quarter of 2023 and lower expenses at Jaynix, partially offset by higher expenses at Maxop from increased business volumes.
Interest and dividends included nil and $14.5 reversal of performance fees payable to Fairfax in the first quarter of 2024 and 2023. The period from January 1, 2024 to December 31, 2026 (the "fourth calculation period") is the next consecutive three-year period after December 31, 2023 for which a performance fee, if applicable, is accrued. The performance fees are intercompany transactions that are eliminated on consolidation. During the first quarter of 2024 the holding company received a performance fee of $110.2 in cash pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023.
Thomas Cook India
The increase in revenue of Thomas Cook India in the first quarter of 2024 primarily reflected higher business volumes in all segments resulting from increased domestic and international travel as the hospitality industry has continued to show significant recovery in 2024. The increase in expenses of Thomas Cook India in the first quarter of 2024 primarily reflected the increase in business volumes as noted above as well as cost management efforts.
Other
The decrease in revenue and expenses of Other in the first quarter of 2024 primarily reflected lower business volumes at AGT, Boat Rocker and Dexterra Group. The decrease in expenses in the first quarter of 2024 also reflected non-recurring impairment charges recorded in the first quarter of 2023.
    Investments
Refer to the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, for details of interest and dividends and share of profit of associates.
Net Gains (Losses) on Investments
Net gains (losses) on investments for the three months ended March 31, 2024 and 2023 were comprised as follows:

	First quarter
	2024			2023
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments

Long equity exposures and financial effects	514.7	(239.6)	275.1	172.7	237.7	410.4
Total bonds	18.9	(337.7)	(318.8)	(331.9)	650.9	319.0
Other	61.8	(76.6)	(14.8)	(63.1)	104.9	41.8
Net gains (losses) on investments	595.4	(653.9)	(58.5)	(222.3)	993.5	771.2

Long equity exposures and financial effects: During the first quarter of 2024 the company's long equity exposures produced net gains of $275.1 compared to the first quarter of 2023 of $410.4, primarily reflecting net gains of $330.6 (2023 - $139.8) on equity total return swaps that the company continued to hold on Fairfax subordinate voting shares. Net gains on long equity exposures of $410.4 in the first quarter of 2023 also included net gains on common stocks of $301.1 and realized gains on the disposition of Resolute of $44.2.
Bonds: Net losses on bonds of $318.8 in the first quarter of 2024 (2023 - net gains of $319.0) were primarily comprised of net losses on U.S. treasury bonds of $266.6 (2023 - net gains of $216.9) and corporate and other bonds of $29.5 (2023 - net gains of $55.8).
Foreign currency: Net losses on foreign currency in the first quarter of 2024 of $4.5 were comprised of foreign currency net losses on investing activities of $91.7, partially offset by net gains on foreign currency contracts of $50.2 and underwriting activities of $37.0.
Interest Expense
Interest expense as presented in the consolidated statement of earnings for the three months ended March 31, 2024 and 2023 was comprised as follows:

	First quarter
	2024	2023
Interest expense on borrowings:
Holding company	84.0	67.0
Insurance and reinsurance companies	20.6	14.8
Non-insurance companies(1)	34.2	29.5
	138.8	111.3
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	3.8	3.6
Non-insurance companies	8.9	9.4
	12.7	13.0

Interest expense	151.5	124.3
(1)    Borrowings and related interest expense of the non-insurance companies are non-recourse to the holding company.
(2)    Represents accretion of lease liabilities using the effective interest method.

The increase in interest expense on borrowings at the holding company in the first quarter of 2024 principally reflected the accretion on the note payable to KIPCO of $660.0 principal amount, the issuance of $1.0 billion principal amount of 6.35% unsecured senior notes due 2054 on March 22, 2024 and the issuance of $600.0 principal amount of 6.00% unsecured senior notes due 2033 on December 7, 2023 ($400.0) and on January 12, 2024 ($200.0), partially offset by the early redemption on January 29, 2024 of $279.3 principal amount of 4.875% unsecured senior notes due 2024.
The increase in interest expense on borrowings at the insurance and reinsurance companies in the first quarter of 2024 principally reflected the consolidation of Gulf Insurance's borrowings of $172.9 on December 26, 2023.
The increase in interest expense on borrowings at the non-insurance companies in the first quarter of 2024 principally reflected higher interest rates on AGT's credit facilities and increased borrowings at Grivalia Hospitality for development projects.
Interest expense by reporting segment is set out in the Net Earnings by Reporting Segment section of this MD&A.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies (corporate overhead), net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates.

	First quarter
	2024	2023
Fairfax corporate overhead	54.4	71.6
Subsidiary holding companies' corporate overhead	9.8	12.4
Subsidiary holding companies' non-cash intangible asset amortization and goodwill impairment charges(1)	26.5	22.5
Corporate and other expenses as presented in the consolidated statement of earnings	90.7	106.5
Holding company interest and dividends	(14.8)	(6.9)
Holding company share of profit of associates	(7.6)	(41.3)
Investment management and administration fees and other income	(44.7)	(31.8)
Corporate overhead and other(2)	23.6	26.5
(1)    Non-cash intangible asset amortization is principally related to customer and broker relationships.
(2)    Presented as Corporate overhead and other in note 16 (Segmented Information) to the interim consolidated financial statements for the three months ended March 31, 2024.

Fairfax corporate overhead decreased to $54.4 in the first quarter of 2024 from $71.6 in the first quarter of 2023 primarily reflecting lower charitable donations, partially offset by higher legal and consulting fees.
Investment management and administration fees and other income increased to $44.7 in the first quarter of 2024 from $31.8 in the first quarter of 2023 primarily due to nil performance fee accrual from Fairfax India compared to a reversal of a performance fee accrual of $14.5 in the first quarter of 2023. During the first quarter of 2024 the holding company received a performance fee of $110.2 in cash pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023.
Details on consolidated interest and dividends, share of profit of associates and net gains (losses) on investments are set out in the Overview of Consolidated Performance section at the beginning of this MD&A, under the heading Investment Performance, and in the Investments section of this MD&A.

Income Taxes
Details of the provision for income taxes in the first quarters of 2024 and 2023 are provided in note 14 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2024.

Segmented Balance Sheet
The company's segmented balance sheets as at March 31, 2024 and December 31, 2023 present the assets, liabilities and non-controlling interests in each of the company's reporting segments in accordance with the company's IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company's subsidiaries hold equity interests in other Fairfax subsidiaries ("affiliates") which are carried at cost. In the table below, the company's three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in "Corporate and eliminations".

	March 31, 2024					December 31, 2023
	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated	Property and casualty insurance and reinsurance companies	Life insurance and Run-off	Non-insurance companies	Corporate and eliminations(3)	Consolidated
Assets
Holding company cash and investments	264.7	—	—	2,231.7	2,496.4	270.9	—	—	1,510.7	1,781.6
Insurance contract receivables	800.5	10.5	—	—	811.0	915.3	10.8	—	—	926.1
Portfolio investments(1)	58,236.2	4,252.9	2,139.9	(1,659.7)	62,969.3	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1
Reinsurance contract assets held	11,267.4	456.4	—	(915.2)	10,808.6	11,373.4	454.3	—	(940.0)	10,887.7
Deferred income tax assets	189.2	0.8	68.3	35.7	294.0	211.3	1.3	54.1	34.4	301.1
Goodwill and intangible assets	4,250.4	9.1	2,092.8	0.4	6,352.7	4,245.7	8.4	2,121.6	0.6	6,376.3
Due from affiliates	215.7	345.3	—	(561.0)	—	250.8	338.8	—	(589.6)	—
Other assets	2,020.1	1,400.0	4,293.2	464.6	8,177.9	2,059.8	1,394.8	4,377.4	458.2	8,290.2
Investments in Fairfax insurance and reinsurance affiliates(2)	184.6	16.1	—	(200.7)	—	181.0	15.5	—	(196.5)	—
Total assets	77,428.8	6,491.1	8,594.2	(604.2)	91,909.9	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

Liabilities
Accounts payable and accrued liabilities	2,000.4	282.6	2,504.0	504.4	5,291.4	2,083.7	257.6	2,625.6	520.3	5,487.2
Derivative obligations	260.8	1.5	60.6	49.8	372.7	351.4	—	61.0	32.5	444.9
Deferred income tax liabilities	820.1	72.2	289.0	86.4	1,267.7	866.0	69.6	274.2	40.5	1,250.3
Insurance contract payables	446.3	618.7	—	—	1,065.0	553.5	653.4	—	—	1,206.9
Insurance contract liabilities	42,504.2	4,329.0	—	(915.1)	45,918.1	42,649.9	4,466.7	—	(945.2)	46,171.4
Due to affiliates	31.7	5.8	38.0	(75.5)	—	49.7	0.8	159.9	(210.4)	—
Borrowings - holding company and insurance and reinsurance companies	892.8	—	—	7,517.6	8,410.4	895.6	—	—	6,928.9	7,824.5
Borrowings - non-insurance companies	—	—	1,934.1	7.0	1,941.1	—	—	1,891.8	7.2	1,899.0
Total liabilities	46,956.3	5,309.8	4,825.7	7,174.6	64,266.4	47,449.8	5,448.1	5,012.5	6,373.8	64,284.2

Equity
Shareholders' equity attributable to shareholders of Fairfax	27,282.0	1,176.3	2,241.5	(7,778.8)	22,921.0	27,134.9	1,081.5	2,402.5	(7,668.4)	22,950.5
Non-controlling interests	3,190.5	5.0	1,527.0	—	4,722.5	3,103.5	12.3	1,634.6	—	4,750.4
Total equity	30,472.5	1,181.3	3,768.5	(7,778.8)	27,643.5	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9
Total liabilities and total equity	77,428.8	6,491.1	8,594.2	(604.2)	91,909.9	77,688.2	6,541.9	9,049.6	(1,294.6)	91,985.1

(1)    Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)    Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)    Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

Financial Risk Management
There were no significant changes to the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2024 compared to those identified at December 31, 2023 and disclosed in the company’s 2023 Annual Report. See note 15 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2024.

Financial Condition
    Capital Management
See note 15 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three months ended March 31, 2024.
Liquidity
Operating, investing and financing cash flow activities discussed below are presented in the consolidated statement of cash flows to the interim consolidated financial statements for the three months ended March 31, 2024, except for "cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL)" which is presented in the Glossary of Non-GAAP and Other Financial Measures at the end of this MD&A.
Operating activities for the three months ended March 31, 2024 and 2023
Cash provided by operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) decreased to $909.0 in 2024 from $1,156.1 in 2023, principally reflecting higher net paid losses and higher income taxes paid, partially offset by higher net premium collections and higher interest and dividends received.
Investing activities for the three months ended March 31, 2024 and 2023
Sales of investments in associates of $682.2 in 2023 primarily reflected proceeds from the sale of the company's investment in Resolute for cash consideration of $622.5 ($20.50 per Resolute common share).
Purchases of investments in associates of $216.7 in 2023 primarily reflected increased investment in Atlas common shares through the exercise of equity warrants for cash consideration of $78.7, and purchases of certain securities held through AVLNs entered with RiverStone Barbados.
Financing activities for the three months ended March 31, 2024 and 2023
Proceeds from borrowings - holding company and insurance and reinsurance companies of $1,188.3 in 2024 principally reflected net proceeds from the issuance of $1.0 billion principal amount of 6.350% unsecured senior notes due 2054, and the re-opening of the December 2023 issuance for $200.0 principal amount of 6.00% unsecured senior notes due 2033.
Repayments of borrowings - holding company and insurance and reinsurance companies of $537.2 in 2024 principally reflected the holding company's redemption of its remaining $279.3 principal amount of 4.875% unsecured senior notes due 2024, and redemption of Cdn$348.6 principal amount of 4.95% unsecured senior notes due 2025 using net proceeds from the note issuances due 2033 described above.
Holding company
Holding company cash and investments at March 31, 2024 was $2,496.4 ($2,446.5 net of $49.9 of holding company derivative obligations) compared to $1,781.6 ($1,749.1 net of $32.5 of holding company derivative obligations) at December 31, 2023.
Significant cash and investment transactions during the first quarter of 2024 included net proceeds of $1,190.5 from the issuance of $1.0 billion principal amount unsecured senior notes due 2054 and the re-opening of unsecured senior notes due 2033 for $200.0 principal amount, dividends received from the insurance and reinsurance companies of $451.0, net gains of $330.6 on the company's investment in long equity total return swaps on Fairfax subordinate voting shares and the receipt of the Fairfax India performance fee of $110.2, partially offset by net disbursements, including accrued interest, of $543.9 relating to the redemption of unsecured senior notes due in August 2024 and March 2025, the payment of common and preferred share dividends of $375.5, purchases for cancellation of 240,734 subordinate voting shares primarily under the terms of the company's normal course issuer bids at a cost of $260.3, and a capital contribution to Run-off of $140.0.
The carrying value of holding company cash and investments was also affected by the receipt of investment management and administration fees, disbursements for corporate overhead expenses, interest paid on borrowings and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company derivative obligations, at March 31, 2024 of $2,446.5 provides adequate liquidity to meet the holding company’s remaining known commitments in 2024. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries and from Fairfax India, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility.
The holding company’s known significant commitments for the remainder of 2024 consist of payment of interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility, and other investment related activities. Subsequent to March 31, 2024, the company completed a mandatory tender offer for the non-controlling interests in Gulf Insurance and increased its equity interest from 90.0% to 97.1% for cash consideration of $126.7. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.
Insurance and reinsurance companies
During the first quarter of 2024 subsidiary cash and short term investments (including cash and short term investments pledged for derivative obligations) increased by $636.0 primarily due to net cash provided by insurance and reinsurance operations, interest and dividends received primarily from the insurance and reinsurance companies' fixed income portfolio and net sales of certain common stocks classified at FVTPL, partially offset by dividends paid to the holding company.

    Book Value Per Basic Share
Book Value Per Basic Share
Common shareholders’ equity at March 31, 2024 was $21,585.5 or $945.44 per basic share compared to $21,615.0 or $939.65 per basic share at December 31, 2023, representing an increase per basic share in the first quarter of 2024 of 0.6% (an increase of 2.3% adjusted for the $15.00 per common share dividend paid in the first quarter of 2024). During the first quarter of 2024 the number of common shares effectively outstanding decreased by 172,075, primarily as a result of purchases of 240,734 subordinate voting shares for cancellation, partially offset by net issuances of 68,659 subordinate voting shares from treasury (for use in the company’s share-based payment awards). At March 31, 2024 there were 22,831,173 common shares effectively outstanding.
Excess (deficiency) of fair value over adjusted carrying value
The table below presents the pre-tax excess (deficiency) of fair value over adjusted carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries the company considers to be portfolio investments. Those amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance. The aggregate pre-tax excess of fair value over adjusted carrying value of these investments at March 31, 2024 was $1,185.6 (December 31, 2023 - $1,006.0).

	March 31, 2024			December 31, 2023
	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value	Fair value	Adjusted carrying value	Excess (deficiency) of fair value over adjusted carrying value
Non-insurance associates(1):
Eurobank	2,434.1	2,173.2	260.9	2,251.6	2,099.5	152.1
Poseidon	2,046.3	1,724.9	321.4	2,046.3	1,706.4	339.9
Quess	319.6	429.2	(109.6)	321.9	430.2	(108.3)
All other	2,307.2	2,121.8	185.4	2,206.1	1,985.6	220.5
	7,107.2	6,449.1	658.1	6,825.9	6,221.7	604.2

Non-insurance companies(2):
Fairfax India	856.2	677.1	179.1	875.2	758.3	116.9
Thomas Cook India	597.6	213.5	384.1	489.5	201.1	288.4
Other(3)	146.7	182.4	(35.7)	164.7	168.2	(3.5)
	1,600.5	1,073.0	527.5	1,529.4	1,127.6	401.8
	8,707.7	7,522.1	1,185.6	8,355.3	7,349.3	1,006.0

(1)    The fair values and adjusted carrying values of non-insurance associates represent their fair values and carrying values as presented in note 6 (Investments in Associates) to the interim consolidated financial statements for the three months ended March 31, 2024, and excludes investments in associates held by Fairfax India (including Bangalore Airport), Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.
(2)    The fair values of the company's investments in market traded non-insurance companies - Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in the first quarter of 2024) - are calculated as the company's pro rata ownership share of each subsidiary's market capitalization, as determined by traded share prices at the financial statement date. The adjusted carrying value of each subsidiary represents its total equity as included in the company's interim consolidated financial statements for the three months ended March 31, 2024, less the subsidiary's non-controlling interests as included in note 12 (Total Equity) to those interim consolidated financial statements. Farmers Edge was delisted from the Toronto Stock Exchange following its privatization in the first quarter of 2024 and is excluded at March 31, 2024.
(3)    Includes Dexterra Group and Boat Rocker in both periods and also Farmers Edge at December 31, 2023.

Normal course issuer bid
Following the expiry on September 29, 2023 of its then current normal course issuer bid, on September 30, 2023 the company commenced a normal course issuer bid pursuant to which it is authorized, until expiry of the bid on September 29, 2024, to acquire up to 2,341,564 subordinate voting shares, 751,034 Series C preferred shares, 178,415 Series D preferred shares, 543,613 Series E preferred shares, 175,309 Series F preferred shares, 771,984 Series G preferred shares, 228,015 Series H preferred shares, 1,042,010 Series I preferred shares, 157,989 Series J preferred shares, 950,000 Series K preferred shares and 919,600 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company. During the first quarter of 2024 the company purchased for cancellation 240,734 subordinate voting shares (2023 – 156,685) primarily under its normal course issuer bids at a cost of $260.3 (2023 – $100.0).

Accounting and Disclosure Matters
Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting
On December 26, 2023 the company acquired a controlling interest in Gulf Insurance Group K.S.C.P. (“Gulf Insurance”) and commenced consolidating the assets and liabilities of Gulf Insurance in the company's financial reporting. Management has determined to limit the scope of the design and evaluation of the company’s internal control over financial reporting to exclude the controls, policies and procedures of Gulf Insurance, the results of which are included in the consolidated financial statements of the company for the three months ended March 31, 2024. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of Gulf Insurance, including the effects of acquired contracts accounting under IFRS 17, represented 15.0% of the company’s consolidated insurance revenue for the three months ended March 31, 2024 and represented 4.7% and 3.6% of the company’s consolidated total assets and total liabilities, respectively, as at March 31, 2024. The table that follows presents a summary of financial information for Gulf Insurance.

For the three months ended March 31, 2024
Insurance revenue	1,154.6
Net earnings	17.7

As at March 31, 2024
Assets
Insurance contract receivables	9.4
Portfolio investments	2,450.6
Reinsurance contract assets held	578.4
Deferred income tax assets	11.6
Goodwill and intangible assets	975.3
Other assets	319.4
Total assets	4,344.7

Liabilities
Accounts payable and accrued liabilities	396.3
Deferred income tax liabilities	63.6
Insurance contract payables	12.5
Insurance contract liabilities	1,675.3
Borrowings - holding company and insurance and reinsurance companies	172.6
Total liabilities	2,320.3
Equity	2,024.4
4,344.7

Quarterly Data

	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
Income(1)	9,860.0	10,782.5	9,703.6	8,605.5	9,325.6	9,274.0	7,940.6	6,622.7
Net earnings	769.7	1,674.8	1,187.0	829.1	1,404.0	2,480.9	582.7	49.3
Net earnings (loss) attributable to shareholders of Fairfax	776.5	1,328.5	1,068.9	734.4	1,250.0	2,318.1	499.4	(32.0)
Net earnings (loss) per share	$33.26	$57.02	$45.62	$31.10	$53.17	$98.62	$20.71	$(1.83)
Net earnings (loss) per diluted share	$30.82	$52.87	$42.26	$28.80	$49.38	$91.87	$19.31	$(1.83)
(1)    Income is comprised of insurance revenue, interest and dividends, share of profit (loss) of associates, net gains (losses) on investments, and non-insurance revenue, all as presented in the consolidated statements of earnings for the respective periods.
Operating results at the company’s insurance and reinsurance companies have been, and may continue to be, affected by the economic uncertainty caused by increased inflationary pressures and heightened interest rates. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly affected by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; tax risks associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

Glossary of Non-GAAP and Other Financial Measures
Management analyzes and assesses the underlying insurance and reinsurance companies, and the financial position of the consolidated company, through various measures and ratios. Certain of those measures and ratios, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies.
Supplementary Financial Measures
Net insurance revenue – This measure of underwriting activity is calculated as insurance revenue less cost of reinsurance, both as presented in the consolidated statement of earnings.

	First quarter
	2024	2023
Insurance revenue	7,686.8	6,279.9
Cost of reinsurance	(1,599.7)	(1,120.0)
Net insurance revenue	6,087.1	5,159.9
Combined ratio, discounted – This performance measure of underwriting results under IFRS 17 is calculated as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Those amounts are presented in the consolidated balance sheet and note 12 (Total Equity, under the heading "Common stock") respectively to the unaudited interim consolidated financial statements for the three months ended March 31, 2024. Increase or decrease in book value per basic share is calculated as the percentage change in book value per basic share from the end of the last annual reporting period to the end of the current reporting period. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2024 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Equity exposures – Long equity exposures refers to the company's long positions in equity and equity-related instruments held for investment purposes, and long equity exposures and financial effects refers to the aggregate position and performance of the company's long equity exposures. Long equity exposures exclude the company’s insurance and reinsurance investments in associates, joint ventures, and other equity and equity-related holdings which are considered long-term strategic holdings. These measures are presented and explained in note 15 (Financial Risk Management, under the heading "Market Risk") to the unaudited interim consolidated financial statements for the three months ended March 31, 2024.
Capital Management Measures
Net debt, net total capital, total capital, net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital are measures and ratios used by the company to assess the amount of leverage employed in its operations. The company also uses an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio to measure its ability to service its debt and pay dividends to its preferred shareholders. These measures and ratios are calculated using amounts presented in the company's unaudited interim consolidated financial statements for the three months ended March 31, 2024, both including and excluding the relevant balances of consolidated non-insurance companies, and are presented and explained in note 15 (Financial Risk Management, under the heading "Capital Management").
Total of Segments Measures
Property and casualty insurance and reinsurance – References in this MD&A to the company's property and casualty insurance and reinsurance operations do not include the company's life insurance and run-off operations. The company believes this aggregation of reporting segments to be helpful in evaluating the performance of its core property and casualty insurance and reinsurance companies and has historically disclosed measures on this basis including operating income (loss), consistent with the information presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2024, as well as net premiums written, net premiums earned and underwriting profit (loss), which are presented in this MD&A. References to “insurance and reinsurance” operations includes property and casualty insurance and reinsurance, life insurance and run-off operations.
Net finance income (expense) from insurance contracts and reinsurance contract assets held – This measure represents the net change in the carrying amounts of the company's insurance contracts and reinsurance contract assets held arising from the effects of the time value of money, and is calculated as the sum of the respective amounts presented in the consolidated statement of earnings.

Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in note 16 (Segmented Information) to the unaudited interim consolidated financial statements for the three months ended March 31, 2024. All figures in that reconciliation are from the company's unaudited interim consolidated statement of earnings for the three months ended March 31, 2024, except for net finance income (expense) from insurance contracts and reinsurance contract assets held, which is comprised of figures from the consolidated statement of earnings as described above, and corporate overhead and other, which is described below.

Corporate overhead and other – This measure includes corporate and other expenses as presented in the consolidated statement of earnings, representing the non-underwriting operating expenses of the Fairfax holding company and the holding companies of the insurance and reinsurance operations, and the amortization of intangible assets that primarily arose on acquisition of the insurance and reinsurance subsidiaries. Also included are investment management and administration fees paid by the insurance and reinsurance subsidiaries to the Fairfax holding company, interest and dividends earned on holding company cash and investments and holding company share of profit (loss) of associates. Refer to the Corporate Overhead and Other section in this MD&A.
Non-GAAP Financial Measures and Ratios
The financial measures and ratios described below are presented on the same basis as prior to the adoption of IFRS 17 Insurance Contracts on January 1, 2023.
Net premiums earned – Net premiums earned represents the portion of net premiums written that are considered earned by the company during a specified period in exchange for providing insurance coverage to the policyholder. This measure is used in the insurance industry and by the company primarily to evaluate business volumes, including related trends, and the management of insurance risk.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims incurred in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit (loss) of associates, this measure is used in a similar manner to operating income (loss).
Adjusted operating income interest coverage and adjusted operating income interest and preferred share dividend distribution coverage are ratios used to measure the ability of the property and casualty insurance and reinsurance companies to service their debt and the debt and preferred dividend obligations of the holding company. Balances related to the non-insurance companies are excluded from the calculation of these ratios. Adjusted operating income interest coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by consolidated interest expense on borrowings excluding non-insurance companies. Adjusted operating income interest and preferred share dividend distribution coverage is calculated as adjusted operating income of the property and casualty insurance and reinsurance companies divided by the sum of consolidated interest expense on borrowings, excluding non-insurance companies, and preferred share distributions of the holding company adjusted to a pre-tax equivalent at the company's Canadian statutory income tax rate.
Property and casualty insurance and reinsurance ratios – The combined ratio, undiscounted is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned), the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the underwriting expense ratio (other underwriting expenses, including premium acquisition costs, expressed as a percentage of net premiums earned). Other ratios used by the company include the accident year loss ratio (claims losses and loss adjustment expenses excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years, expressed as a percentage of net premiums earned), and the accident year combined ratio (the sum of the accident year loss ratio and the expense ratio). The ratios described are derived from information disclosed in the Net Earnings by Reporting Segment section of this MD&A and adjusted principally to remove the effects of discounting for net claims incurred in the current period, the change in the risk adjustment and other insurance operating expenses. These ratios are used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or net favourable or adverse prior year reserve development, as a percentage of net premiums earned during the same period.
The tables below present the amounts used in the calculation of the property and casualty insurance and reinsurance ratios and reconciles insurance revenue to net premiums earned. A reconciliation of underwriting profit (loss) for the property and casualty insurance and reinsurance reporting segments to insurance service result, the most directly comparable IFRS measure, is shown in the Overview of Consolidated Performance section of this MD&A, under the heading "Underwriting Performance".

	First quarter
	North American Insurers		Global Insurers and Reinsurers		International Insurers and Reinsurers		Property and Casualty Insurance and Reinsurance
	2024	2023	2024	2023	2024	2023	2024	2023
Reconciliation of net premiums earned:
Insurance revenue(1)	2,105.8	1,911.2	3,645.9	3,656.8	1,999.9	772.3	7,751.6	6,340.3
Cost of reinsurance(1)	(319.2)	(303.7)	(664.6)	(638.9)	(715.8)	(266.2)	(1,699.6)	(1,208.8)
Net insurance revenue	1,786.6	1,607.5	2,981.3	3,017.9	1,284.1	506.1	6,052.0	5,131.5
Adjust for: net ceding commissions on reinsurance assumed and other	(84.1)	(78.5)	230.5	166.9	(369.5)	1.8	(223.1)	90.2
Net premiums earned	1,702.5	1,529.0	3,211.8	3,184.8	914.6	507.9	5,828.9	5,221.7

Total underwriting expenses, net:
Losses on claims - accident year	1,073.1	956.5	2,031.1	2,089.9	562.8	323.9	3,667.0	3,370.3
Net (favourable) adverse reserve development	(11.4)	(15.2)	(4.3)	9.8	(14.2)	(24.9)	(29.9)	(30.3)
Losses on claims - calendar year	1,061.7	941.3	2,026.8	2,099.7	548.6	299.0	3,637.1	3,340.0
Commissions	264.8	237.7	541.3	523.8	151.4	92.2	957.5	853.7
Other underwriting expenses	286.3	260.0	374.0	355.8	201.0	98.4	861.3	714.2
Total underwriting expenses, net	1,612.8	1,439.0	2,942.1	2,979.3	901.0	489.6	5,455.9	4,907.9
Underwriting profit	89.7	90.0	269.7	205.5	13.6	18.3	373.0	313.8
Combined ratios, undiscounted	94.7%	94.1%	91.6%	93.5%	98.5%	96.4%	93.6%	94.0%
(1)    As presented in the Net Earnings by Reporting Segment section of this MD&A.

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in 2024).

	March 31, 2024			December 31, 2023
	Fair value	Carrying value	Excess of fair value over carrying value	Fair value	Carrying value	Excess of fair value over carrying value
Non-insurance associates	7,107.2	6,449.1	658.1	6,825.9	6,221.7	604.2
Non-insurance companies	1,600.5	1,073.0	527.5	1,529.4	1,127.6	401.8
	8,707.7	7,522.1	1,185.6	8,355.3	7,349.3	1,006.0
Non-insurance associates included in the performance measure
The fair values and carrying values of non-insurance associates used in the determination of this performance measure are the IFRS fair values and carrying values included in the consolidated balance sheets as at March 31, 2024 and December 31, 2023, and excludes investments in associates held by the company's consolidated non-insurance companies as those amounts are already included in the carrying values of the consolidated non-insurance companies used in this performance measure.

	March 31, 2024		December 31, 2023
	Fair value	Carrying value	Fair value	Carrying value
Investments in associates as presented on the consolidated balance sheets	7,831.0	6,833.6	7,553.2	6,607.6
Less:
Insurance and reinsurance investments in associates(1)	708.3	368.0	711.2	368.7
Associates held by consolidated non-insurance companies(2)	15.5	16.5	16.1	17.2
Non-insurance associates included in the performance measure	7,107.2	6,449.1	6,825.9	6,221.7
(1)    As presented in note 6 (Investments in Associates) to the unaudited interim consolidated financial statements for the three months ended March 31, 2024.
(2)    Principally comprised of associates held by Thomas Cook India (including its share of Quess), Dexterra Group and Boat Rocker.

Non-insurance companies included in the performance measure
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets, less total liabilities and non-controlling interests. Carrying value is included in shareholders’ equity attributable to shareholders of Fairfax in the company's consolidated balance sheets as at March 31, 2024 and December 31, 2023, as shown in the table below which reconciles the consolidated balance sheet of the market traded non-insurance companies to that of the total non-insurance companies included in the company's consolidated balance sheet.

	March 31, 2024			December 31, 2023
	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)	Market traded non-insurance companies	All other non-insurance companies(2)	Total non-insurance companies(1)
Portfolio investments	2,205.1	(65.2)	2,139.9	2,445.1	51.4	2,496.5
Deferred income tax assets	33.7	34.6	68.3	29.2	24.9	54.1
Goodwill and intangible assets	583.2	1,509.6	2,092.8	585.8	1,535.8	2,121.6
Other assets	1,247.1	3,046.1	4,293.2	1,271.2	3,106.2	4,377.4
Total assets	4,069.1	4,525.1	8,594.2	4,331.3	4,718.3	9,049.6

Accounts payable and accrued liabilities(3)	904.1	1,637.9	2,542.0	1,026.8	1,758.7	2,785.5
Derivative obligations	—	60.6	60.6	—	61.0	61.0
Deferred income tax liabilities	46.9	242.1	289.0	38.8	235.4	274.2
Borrowings - non-insurance companies	728.5	1,205.6	1,934.1	721.6	1,170.2	1,891.8
Total liabilities	1,679.5	3,146.2	4,825.7	1,787.2	3,225.3	5,012.5

Shareholders’ equity attributable to shareholders of Fairfax(4)	1,073.0	1,168.5	2,241.5	1,127.6	1,274.9	2,402.5
Non-controlling interests	1,316.6	210.4	1,527.0	1,416.5	218.1	1,634.6
Total equity	2,389.6	1,378.9	3,768.5	2,544.1	1,493.0	4,037.1
Total liabilities and equity	4,069.1	4,525.1	8,594.2	4,331.3	4,718.3	9,049.6
(1)    Non-insurance companies as presented in the Segmented Balance Sheet in this MD&A.
(2)    Portfolio investments includes intercompany debt securities issued by a non-insurance company to Fairfax affiliates which are eliminated on consolidation.
(3)    Accounts payable and accrued liabilities includes due to affiliates.
(4)    Bolded figures represent the carrying values of the market traded non-insurance subsidiaries.

Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL) is presented in this MD&A for each of the largest property and casualty insurance and reinsurance subsidiaries as management believes this measure to be a useful estimate of cash generated or used by a subsidiary's underwriting activities. This measure is a component of cash provided by (used in) operating activities as presented in the consolidated statement of cash flows, the most directly comparable IFRS measure.

	First quarter
	2024	2023
Cash provided by (used in) operating activities (excluding operating cash flow activity related to purchases and sales of investments classified at FVTPL):
North American Insurers and Global Insurers and Reinsurers	929.9	1,112.7
All other reporting segments	(20.9)	43.4
Net sales (purchases) of investments classified at FVTPL	688.0	(2,281.1)
Cash provided by (used in) operating activities as presented in the consolidated statement of cash flows	1,597.0	(1,125.0)

Intercompany shareholdings – On the segmented balance sheets intercompany shareholdings of insurance and reinsurance subsidiaries are presented as "Investments in Fairfax insurance and reinsurance affiliates", intercompany shareholdings of non-insurance subsidiaries are included in “Portfolio investments” and total intercompany shareholdings of subsidiaries are presented as "Investments in Fairfax affiliates" in the “Capital” section. Intercompany shareholdings of subsidiaries are carried at cost in the segmented balance sheets as management believes that provides a better comparison of operating performance over time, whereas those shareholdings are eliminated upon consolidation in the consolidated financial statements with no directly comparable IFRS measure.